Annual Report & Form 10K



Elevating care, empowering people.

2025 – TWENTY TWENTY FIVE

Our approach is getting it right.



01 We show up on day one

In risk management, timing is everything. We act fast to provide the right support at the right moment — keeping claims on track and people on the path to recovery.

02 We stand on experience

Decades of delivering results have made us a proven partner for organizations nationwide. We bring consistency, care, and a deep understanding of what drives better outcomes.

03 We push care forward

For us, innovation means more than technology. It's about combining powerful tools with the empathy and expertise of our team to solve real-world challenges.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number: 0-19291

CorVel Corporation
(Exact name of registrant as specified in its charter)

Delaware	**33-0282651**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5128 Apache Plume Road, Suite 400	
Fort Worth, Texas	**76109**
(Address of principal executive offices)	(Zip Code)

(817) 390-1416
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.0001 Per Share	CRVL	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of September 30, 2024, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was approximately $2,987,347,000 based on the closing price per share of $108.96 for the registrant's common stock as reported on the Nasdaq Global Select Market on such date multiplied by 27,416,919 shares (total outstanding shares of 51,405,480 less 23,988,561 shares held by affiliates) of the registrant's common stock which were outstanding on such date. For the purposes of the foregoing calculation only, all of registrant's directors, executive officers and persons known to the registrant to hold ten percent or greater of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of registrant's Common Stock outstanding as of May 20, 2025 was 51,350,686.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Items 10 through 14 of Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference to portions of the registrant's Definitive Proxy Statement for the registrant's 2025 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended March 31, 2025. Except with respect to the information specifically incorporated by reference in this Annual Report on Form 10-K, the registrant's definitive proxy statement is not deemed to be filed as a part of this Form 10-K.

CORVEL CORPORATION

2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

In this Annual Report on Form 10-K (this "annual report"), the terms "CorVel," "Company," "we," "us," and "our" refer to CorVel Corporation and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report and information incorporated by reference herein contain forward-looking statements within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, the statements about our plans, strategies and prospects in Part I, Item 1, "Business," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this annual report. Words such as "expects," "anticipates," "intends," "plans," "predicts," "believes," "seeks," "estimates," "potential," "continue," "strive," "ongoing," "may," "will," "would," "could," and "should," as well as variations of these words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on management's current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by management, and we can give no assurance that we will achieve our plans, intentions or expectations. Certain important factors could cause actual results to differ materially from the forward-looking statements we make in this annual report. Representative examples of these factors include (without limitation):

- General industry and economic conditions, including a decreasing number of national claims due to decreasing number of injured workers;

- Competition from other managed care companies and third-party administrators;

- The Company's ability to renew or maintain contracts with its customers on favorable terms or at all;

- The ability to expand certain areas of the Company's business;

- Growth in the Company's sale of third-party administrator ("TPA") services;

- Shifts in customer demands;

- Increases in operating expenses, including employee wages, benefits and medical inflation;

- The ability of the Company to produce market-competitive software;

- Cost of capital and capital requirements;

- Our ability to attract and retain key personnel;

- The impact of possible cybersecurity incidents on its business;

- Possible litigation and legal liability in the course of operations, and the Company's ability to resolve such litigation;

- Changes in regulations affecting the workers' compensation, insurance and healthcare industries in general;

- Governmental and public policy changes, including, but not limited to, legislative and administrative law and rule implementation or change; and

- The availability of financing in the amounts, at the times, and on the terms necessary to support the Company's future business.

Part I, Item 1A of this annual report, "Risk Factors," discusses these and other important risk factors that may affect our business, results of operations and financial condition. The factors listed above and the factors described in Part I, Item 1A of this annual report, as well as similar discussions in our other filings with the Securities and Exchange Commission ("SEC") are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Investors should consider these factors before deciding to make or maintain an investment in our securities. The forward-looking statements included in this annual report are based on information available to us as of the date of this annual report. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.

PART I

Item 1. *Business.*

INTRODUCTION

CorVel applies certain technology, including artificial intelligence, machine learning and natural language processing, to enhance the management of episodes of care and the related health-care costs. We partner with employers, third-party administrators ("TPAs"), insurance companies and government agencies to assist our customers in managing the increasing medical costs of workers' compensation, group health and auto insurance, and in monitoring the quality of care provided to claimants. Our diverse suite of solutions combines our integrated technologies with a human touch. CorVel's customized services, delivered locally, are backed by a national team to support its clients, as well as their customers and patients.

The Company's services include claims management, bill review, preferred provider networks, utilization management, case management, pharmacy services, directed care and Medicare services. CorVel delivers its solutions three ways – as a fully integrated claims-management program, as discrete standalone services, or as targeted add-ons that enhance an existing client workflow. Integrated, end-to-end bundled programs are designed primarily for buyers such as self-insured employers who want a single, turnkey partner. Conversely, individual modules and à-la-carte add-ons tend to fit larger scale relationships, where insurance carriers or TPAs plug specific CorVel capabilities into a broader service stack.

CorVel was incorporated in Delaware in 1987, and its principal executive offices are located at 5128 Apache Plume Road, Suite 400, Fort Worth, Texas 76109. The Company's telephone number is (817) 390-1416. The Company maintains a nationwide presence across a network of branches, and our Fort Worth, Texas location provides a centrally located hub for the Company. The location provides a sizable property footprint and a concentrated number of employees. Additionally, our Dallas-Fort Worth metropolitan area offices perform both workers' compensation and group health services. We believe the location of our headquarters puts us in the best position for future growth across our business in these areas of service.

INDUSTRY OVERVIEW

CorVel provides services to employers and payors in the risk management and insurance services arenas, including workers' compensation, general liability, auto liability, and hospital bill auditing and payment integrity. Workers' compensation is a federally mandated, state-legislated insurance program that requires employers to fund medical expenses, lost wages, and other costs resulting from work-related injuries and illnesses. Workers' compensation benefits and arrangements vary extensively on a state-by-state basis and are often highly complex. State statutes and court decisions control many aspects of the compensation process, including claims handling, impairment or disability evaluation, dispute settlement, benefit amount guidelines, and cost-control strategies. In November 2024, the Bureau of Labor Statistics reported that the occupational injury count for 2023 was 2.37 million compared to 2.34 million in 2022, 2.24 million in 2021, 2.11 million in 2020, and 2.69 million in 2019. While there was an increase in the injury count for 2023 compared to 2022, the count has not returned to pre-pandemic levels. Although there were fewer claims to administrate in each of 2023, 2022, 2021 and 2020 as compared to 2019, the Company was able to offset this decrease with an increase in market share.

In addition to the compensation process, cost containment and claims management continue to be significant employer concerns and many look to managed care vendors and TPAs for cost savings solutions. Cost drivers in workers' compensation include implementing effective return-to-work and transitional duty programs, coordinating medical care, medical cost management, recognizing fraud and abuse, and improving communications with injured workers. Further, failing to recognize a complex claim at the onset of an injury, often results in a lengthier claims process and a delayed return to work, which drives costs. We offer holistic savings solutions to cost containment using an integrated claims model, which controls costs by advocating medical management at the onset of injury to decrease administrative costs and to reduce the duration of a claimant's disability.

FISCAL 2025 DEVELOPMENTS

Company Stock Repurchase Program

During the fiscal year ended March 31, 2025 ("fiscal 2025"), the Company spent $37.6 million to repurchase 377,154 shares of its common stock under a plan approved by the Company's Board of Directors (the "Board"). Since the commencement of this program in fiscal 1997 through fiscal 2025, the Company has repurchased 114,476,691 shares of its common stock, at a cost of approximately $832 million, and had 2,523,309 shares of common stock authorized for repurchase remaining under its share repurchase program as of March 31, 2025. These repurchases were funded primarily from the Company's operating cash flows.

Company Stock Split

During fiscal 2025, the Company effected a three-for-one forward stock split of its common stock. All prior period share, equity award and per share amounts and calculations in this annual report and in the consolidated financial statements contained in this annual report have been retroactively adjusted to reflect the stock split.

Change in Board of Directors

During fiscal 2025, V. Gordon Clemons retired as an employee of the Company, as a member of the Board, and as Chairman of the Board. The Board subsequently appointed Michael G. Combs, the Company's Chief Executive Officer and President, to the Board and elected him as Chairman of the Board.

BUSINESS — SERVICES

The Company's network solutions and patient management services reduce claim costs by advocating medical management at the onset of an injury. These solutions offer personalized treatment programs that use precise protocols to advocate timely, quality care for injured workers.

Network Solutions Services

CorVel offers a complete medical savings solution for all in-network and out-of-network medical bills. The Company's services include professional nurse review, true line item review, expert fee negotiations, specialty networks, preferred provider organization ("PPO") management, medical bill repricing, automated adjudication, and electronic reimbursement. Each feature focuses on increasing process efficiencies and maximizing savings opportunities for our customers.

Bill Review

Many states have adopted fee schedules, which regulate the maximum allowable fees payable under workers' compensation for procedures performed by a variety of health treatment providers. CorVel's proprietary bill review and claims management technology provides customers with cost savings by decreasing the turnaround time for bill review results through automated, customized algorithms. CorVel's artificial intelligence engine includes over 100 million individual rules, which offers a comprehensive, paperless solution that surpasses the capabilities of traditional, manual bill review processes.

Our online portal, CareMC®, offers a paperless and cost-effective solution for payors to review and approve bills and access savings reports onlie. Further, CorVel's solutions are fully customizable and can be tailored to meet unique payor requirements.

Bill review services include:

- Coding review and re-bundling;

- Reasonable and customary review;

- Fee schedule analysis;

- Out-of-network bill review;

- Pharmacy review;

- PPO management; and

- Repricing.

PPO Management

PPOs are groups of hospitals, physicians and other healthcare providers that offer services at pre-negotiated rates to employee groups. The Company believes that PPO networks afford employers an additional means of managing healthcare costs by reducing the per-unit price of medical services provided to employees. CorVel offers a proprietary national PPO network and added leased network agreements to offer our customers extensive coverage and optimal network performance. As of March 31, 2025, the Company's PPO network was comprised of over 1.2 million providers nationwide, which are searchable based on quality, types of services, and location by the public through the Company's mobile application.

CorVel has a long-term strategy of network development, providing comprehensive networks to our customers and customization of networks to meet the specific needs of our customers. The Company believes that the strength of its national PPO network, combined with local PPO developers' commitment and community involvement, enables CorVel to grow its PPO network's size, quality, depth of discount, and commitment to service.

The Company has a team of national, regional and local personnel supporting CorVel's PPO network. This team of developers is responsible for local recruitment, contract negotiations, credentialing and re-credentialing of providers, and working with customers to develop customer-specific provider networks. Each bill review operation has provider relations support staff to address provider grievances and other billing issues.

The Company selects its providers based on their quality, range of services, price and location. The Company evaluates and credentials each provider before inviting them to join its network, and reevaluates them every three years. Through this extensive evaluation process, we are able to provide significant hospital, physician and ancillary medical savings, while maintaining high quality care. Provider network services include a national network for all medical coverages, board-certified physicians, provider credentialing, patient channeling, online PPO look-up, printable directories and driving directions, and medical care organizations ("MCOs").

CERIS®

CERIS, CorVel's enhanced review program, performs a clinical review and comparative analysis of itemized billing statements against national and customer payment standards. CERIS is a national provider of cost management solutions to employers, TPAs, insurance companies and government agencies. The Company's comprehensive forensic solution reviews charge utilization, appropriateness of charges, and billing behavior, to verify proper payment of claims. CERIS offers clarity to those who pay facility claims and are unsure if the billing is correct. CERIS produces incremental savings both prior to and after payment, lowers provider friction, increases efficiencies with client and facility relationships, and easily scales to a payor's enterprise needs.

Professional Review

CorVel's professional review service audits and validates facility bill accuracy. This solution also includes review of in-network facility bills. If a bill is identified for professional review, the bill image and its associated medical reports are routed within the system to an experienced medical nurse for review and auditing. The Company's experienced nurse auditors have clinical backgrounds in all areas of medicine, medical billing and coding to ensure an accurate, consistent and thorough review.

Provider Reimbursement

CorVel's bill review service automatically issues provider reimbursements, and allows its customers to track dollars spent and bills reviewed, and set reserves through charts available online.

Symbeo^{SM}

We complement our comprehensive solutions by offering our Symbeo technologies, which include scanning, optical character recognition, and document management services. We have added scanning operations to most of the Company's larger offices around the country, designating them "Capture Centers," and sell scanning and document management services through all offices. Our scanning service includes a web interface, which provides immediate access to documents and data. Secure document review, approval, transaction workflow and archival storage are available at subscription-based pricing.

Additionally, Symbeo^{SM} automates the accounts payable process, configuring coding and approvals to customer specific workflows.

Pharmacy Services

CorVel provides patients with a full-feature pharmacy program that offers formulary management, discounted prescriptions, drug interaction monitoring, utilization management and eligibility confirmation. Our network of nationally recognized pharmacies offers claimants savings on the retail price of prescriptions associated with a workers' compensation claim. The Company's pharmacy services program includes preferred access to a national pharmacy network, streamlined processing for pharmacies at point of sale, first fill and next fill programs, out-of-network management, medication review services and clinical modeling.

Directed Care Services

CorVel offers a national directed care network that provides access to specialty medical services, which may be required to support an injured worker's medical treatment plan. CorVel has contracted with medical imaging, physical therapy, diagnostics and ancillary service networks to offer convenient access, timely appointments and preferred rates for these services. The Company manages the entire coordination of care from appointment scheduling through reimbursement, working to achieve timely recovery and increased savings. The Company has directed care networks for CTs and MRIs, diagnostic imaging, physical and occupational therapy, independent medical evaluations, durable medical equipment and transportation and translation.

Medicare Solutions

CorVel offers solutions to help manage the requirements mandated by the Centers for Medicare and Medicaid Services ("CMS"). Services include Medicare set asides and agent reporting services to help employers comply with new CMS reporting legislation. As an assigned agent, CorVel can provide services for responsible reporting entities ("RREs"), such as insurers and employers. As an experienced information-processing provider, CorVel is able to electronically submit files to the CMS in compliance with timelines and reporting requirements.

Clearinghouse Services

CorVel's proprietary medical review software and claims management technology interfaces with multiple clearinghouses to provide for medical review, conversion of electronic forms to appropriate payment formats, seamless submission of bills for payments and a rules engine used to help ensure jurisdictional compliance.

Patient Management Services

CorVel offers a unique approach to patient management through the TPA services it offers. Patient management services include claims management and all services sold to claims management customers, case management, a 24/7 virtual care platform with nurse triage, utilization management, vocational rehabilitation and disability, liability claims, and auto claims management. This integrated service model controls claims costs by advocating medical management at the onset of a claimant's injury to decrease administrative costs and to shorten the duration of the claimant's disability. This automated solution offers a personalized treatment program for each injured worker, using precise treatment protocols to meet the changing needs of patients on an ongoing basis. The Company offers these services on a stand-alone basis or as an integrated component of its medical cost containment services.

Claims Management

CorVel serves customers in the self-insured and commercially-insured markets. Incidents and injuries are reported through a variety of intake methods including our 24/7 nurse triage call center, website, mobile applications, toll-free call centers and traditional methods of paper and fax reporting. Reported incidents and injuries are immediately processed by CorVel's proprietary rules engine, which provides alerts and recommendations throughout the life of a claim. This technology instantly assigns the claimant an expert claims professional, while simultaneously determining if a claim requires immediate attention for triage.

The Company serves customers through alternative loss-funding methods and provides them with a complete range of services, including claims administration, case management, and medical bill review. In addition to the field investigation and evaluation of claims, the Company may also provide initial loss reporting services for claims, loss mitigation services, vocational rehabilitation, administration of trust funds established to pay claims, and risk management information services.

Features of claims management services include automated first notice of loss, three-point contact within 24 hours, prompt claims investigations, detailed notes for each step of the claim, graphical dashboards and claim history scorecards, as well as litigation management and expert testimony.

Case Management

CorVel's case management services address all aspects of disability management and recovery, including utilization review (pre-certification, concurrent review and discharge planning), early intervention, telephonic, field and catastrophic case management, as well as vocational rehabilitation.

The medical management components of CorVel's program focus on medical intervention, management and appropriateness. In these cases, the Company's case managers confer with the attending physician, other providers, the patient and the patient's family to identify the appropriate rehabilitative treatment and most cost-effective healthcare alternatives. The program is designed to offer the injured party prompt access to appropriate medical providers who will provide quality cost-effective medical care. Case managers may coordinate the services or care required and arrange for special pricing of the services.

A telephonic case manager ("TCM") focuses on assisting the claimant's early return to work, medical improvement and determining the appropriate duration of disability. Further, the telephonic case manager facilitates treatment, negotiates with medical providers on behalf of the injured worker and directs the worker's care until certain case closure criteria is met. Utilization review of provider treatment remains ongoing until discharge from treatment.

A field case manager ("FCM") is assigned to claims requiring an onsite referral. Cases are referred to the most appropriate FCM based on geographic location and injury type. Specialized case management services include catastrophic management, life care planning, and vocational rehabilitation services.

Virtual Care Platform

Injured workers can contact our 24/7 nurse triage hotline to speak with a registered nurse who specializes in occupational injuries. An assessment is immediately made to recommend self-care, or refer the worker to seek further medical care from our network of preferred providers. CorVel is able to provide quick and accurate care intervention, often preventing a minor injury from becoming an expensive claim. Our virtual platform allows employer access to online case information, comprehensive incident gathering, and healthcare advocacy for injured workers. Additionally, after being screened by a triage nurse, the service offers Telehealth, which connects injured workers with doctors for virtual appointments via their computers and smart mobile devices. Telehealth, which is approved in nearly all states, is integrated into CorVel's healthcare model as an option for qualified injuries, primarily musculoskeletal injuries. Telehealth preserves the integrity of the patient-physician relationship with confidential, HIPAA compliant transactions, while also channeling injured workers to network providers for physical therapy or prescriptions when needed.

Utilization Management

CorVel's utilization management programs review proposed care to determine appropriateness, frequency, duration and setting. These programs utilize experienced registered nurses, proprietary medical treatment protocols and systems technology to avoid unnecessary treatments and associated costs. Utilization management processes include injury review, diagnosis and treatment planning, contacting and negotiating provider treatment requirements, certifying appropriateness of treatment parameters, and responding to provider requests for additional treatment. Utilization management services include prospective review, retrospective review, concurrent review, professional nurse review, second opinion, peer review, precertification and independent medical evaluation.

Vocational Rehabilitation

CorVel's vocational rehabilitation program is designed for injured workers that need assistance to return to work or retain employment. This comprehensive suite of services helps employees who are unable to perform their work functions and who face the possibility of joining the open labor market to seek re-employment. These services are available unbundled on an integrated basis as dictated by the requirement of each case and customer preference, or by individual statutory requirements. Vocational rehabilitation services include: ergonomic assessments, rehabilitation plans, transferable skills analysis, labor market services, marketability, resumé development, job analysis and development, job placement, career counseling and expert testimony.

Disability Management

CorVel's disability management programs offer a continuum of services for short and long-term disability coverages that advocate an employee's early return to work. Disability management services include, absence reporting, disability evaluations, national preferred provider organizations, independent medical examinations, utilization review, medical case management, return-to-work coordination and integrated reporting.

Liability Claims Management

CorVel also offers liability claims management services that can be sold on a stand-alone basis or as part of patient management. Liability claims management services include, claims management, adjusting services, litigation management, claims subrogation, and investigations regarding auto liability, general liability, product liability, personal injury, professional liability, property damage, accidents and weather-related damage.

Auto Claims Management

Injury claims are one of the largest components of auto indemnity costs. Effective management of these claims and their associated costs, combined with an optimal healthcare management program, offers a unique method of cost savings for CorVel's customers. The Company's auto claims services include national preferred provider organizations, medical bill review, first or third party bill review, first notice of loss, demand packet reviews and reporting and analytics.

SYSTEMS AND TECHNOLOGY

Infrastructure and Data Center

The Company utilizes a tier III-rated data center as its primary processing site along with leveraging a leading enterprise-grade cloud computing platform. Within the data center, redundancy is provided at many levels in power, cooling, and computing resources, with the goal of ensuring maximum uptime and system availability for the Company's production systems. The Company has embraced server virtualization and consolidation techniques to push the fault-tolerance of systems even further. These technologies bring increased availability, speed-to-production and scalability.

Redundancy Center

The Company's national data center is located near Portland, Oregon. The redundancy center, which is located in Lone Mountain, Nevada, is the Company's backup processing site in the event that the Portland data center suffers catastrophic loss. Currently, the Company's data is continually replicated to Lone Mountain in near-real time, so that in the event the Portland data center is offline, the redundancy center can be activated with current information quickly. The Lone Mountain data center also hosts duplicates of the Company's websites. The systems are maintained and exercised on a continuous basis as they host demonstration and pilot environments that mirror production, with the goal of ensuring their ongoing readiness.

Adoption of Imaging Technologies and Paperless Workflow

Utilizing scanning and automated data capture processes allows the Company to process incoming paper and electronic claims documents, including medical bills, with less manual handling, which has improved the Company's workflow processes and resulted in cost savings to us and our customers. Through the Company's online portal, CareMC®, customers can review bills as soon as they are processed and approve a bill for payment, streamlining their workflows and expediting the payment process.

CareMC®

The Company's CareMC® platform (www.caremc.com) offers customers direct and immediate access to its primary service lines. CareMC® facilitates electronic communication and reporting between providers, payors, employers and patients. The website gives customers the ability to report an incident/injury, request service, schedule an appointment, review bills, manage claims, access their treatment calendar, contest medical bills, and access automated provider reimbursement.

In addition, through CareMC®, customers can:

- Manage files throughout the life of the claim;

- Receive and relay case notes from case managers; and

- Integrate information from multiple claims management sources into one database.

CareMC® streamlines healthcare transaction processing. Using artificial intelligence technology, the website provides situation alerts and event triggers, to facilitate prompt and effective decisions. CareMC® users can quickly see where event outliers are occurring within the claims management process. If costs exceed pre-determined thresholds or activities fall outside expected timelines, the customer is quickly notified. The latest feature within CareMC®, the Edge, modernizes claims processing and adapts to the way people work. This module facilitates quicker decision making by prioritizing information that is easily actionable. Seamlessly integrated within CareMC®, the Edge browses codified data and prioritizes claims, alerting adjusters to those claims needing attention and actions that need to be taken. The Edge displays live, claims information on one screen to help guide users toward their next action.

Claims Processing

We continue to develop our claims system capabilities, which reflects the Company's preference for owning and maintaining our own software assets. Ongoing integration projects are underway to present more of this claims-centric information available through the CareMC® online portal. The Company's goal is to continue to modernize user interfaces, give more rapid feedback and put real-time information in the hands of our customers.

CUSTOMERS AND MARKETING

CorVel serves a diverse group of customers, which include insurers, TPAs, self-administered employers, government agencies, municipalities, state funds, and numerous other stakeholders in the health care industry. CorVel provides workers' compensation services to virtually any size employer and in any state or region of the United States. No single customer accounted for 10% or more of revenue for fiscal years 2025, 2024 or 2023. Two customers accounted for 10% or more of accounts receivable as of March 31, 2025 and one customer accounted for 10% or more of accounts receivable as of March 31, 2024. Many claims management decisions in workers' compensation are the responsibility of the local claims office of national or regional insurers. The Company's national branch office network enables the Company to market and offer its services at both a local and national account level, though the Company placed increasing emphasis on national account marketing. The sales and marketing activities are conducted primarily by account executives located in key geographic areas.

COMPETITION AND MARKET CONDITIONS

The healthcare cost containment industry is competitive and is subject to economic pressures for cost savings and legislative reforms. CorVel's primary competitors in the workers' compensation market include TPAs, MCOs, large insurance carriers and numerous independent companies. Many of the Company's competitors are significantly larger and have greater financial and marketing resources than the Company. Moreover, the Company's customers may establish the in-house capability of performing the kinds of services offered by the Company. If the Company is unable to compete effectively, it will be difficult to add and retain customers, and the Company's business, financial condition and results of operations will be materially and adversely affected.

There has been unprecedented acceleration in mobile and other technology in the past few years. This capability provides immediate access and begins to present business opportunities that were previously predicated on a less connected environment. The Company continues to leverage the latest technological innovation to connect all parties involved in the workers' compensation, risk management, and insurance processes in ways that were unimaginable in the past. The Company remains focused on executing its strategy to offer industry-leading claims management and cost containment solutions to the market.

GOVERNMENT REGULATIONS

General

Managed healthcare programs for workers' compensation are subject to various laws and regulations. Both the nature and degree of applicable government regulation vary greatly depending upon the specific activities involved. Generally, parties that actually provide or arrange for the provision of healthcare services, such as the Company, assume financial risk related to the provision of those services or undertake direct responsibility for making payment or payment decisions for those services. These parties are subject to a number of complex regulatory requirements that govern many aspects of their conduct and operations.

In contrast, the management and information services provided by the Company to its customers typically have not been the subject of regulation by the federal government or the states. Since the managed healthcare field is a rapidly expanding and changing industry and the cost of healthcare continues to increase, it is possible that state and federal regulatory frameworks will expand to have a greater impact on the conduct and operation of the Company's business.

Under the current workers' compensation system, employer insurance or self-funded coverage is governed by individual laws in each of the 50 states and by certain federal laws. The management and information services that make up the Company's managed care program serve markets that have developed largely in response to needs of insurers, employers and large TPAs, and generally have not been mandated by legislation or other government action. On the other hand, the vocational rehabilitation case management marketplace within the workers' compensation system has been dependent upon the laws and regulations within those states that require the availability of specified rehabilitation services for injured workers. Similarly, the Company's fee schedule auditing services address market needs created by certain states' enactment of maximum permissible fee schedules for workers' compensation services. Changes in individual state regulation of workers' compensation may create a greater or lesser demand for some or all of the Company's services or require the Company to develop new or modified services to meet the needs of and compete effectively in the marketplace.

We are required to be licensed or receive regulatory approval in nearly every state and foreign jurisdiction in which we do business. In addition, most jurisdictions require individuals who engage in claim adjusting and certain other insurance service activities to be personally licensed. These licensing laws and regulations vary from jurisdiction to jurisdiction. In most jurisdictions, licensing laws and regulations generally grant broad discretion to supervisory authorities to adopt and amend regulations and to supervise regulated activities.

Medical Cost Containment Legislation

Historically, governmental strategies to contain medical costs in the workers' compensation field have been generally limited to legislation on a state-by-state basis. For example, many states have implemented fee schedules that list maximum reimbursement levels for healthcare procedures. In certain states that have not authorized the use of a fee schedule, the Company adjusts bills to the usual and customary levels authorized by the payor. Opportunities for the Company's services could increase if more states legislate additional cost containment strategies. Conversely, the Company would be materially and adversely affected if states elect to reduce the extent of medical cost containment strategies available to insurance carriers and other payors, or adopt other strategies for cost containment that would not support a demand for the Company's services.

HUMAN CAPITAL

As of March 31, 2025, CorVel had 5,075 employees, including nurses, claims adjusters, and other employees. Our entire workforce is concentrated in the United States. No employees are represented by any collective bargaining unit. Management believes the Company's relationship with its employees to be good.

The COVID-19 pandemic had a significant impact on our human capital management, with most of our office locations are operating at reduced capacity. Currently, 91% of our employees are working either permanently from home or in a hybrid arrangement.

Human capital is a key component to our success. CorVel was recently awarded, for the fifth year in a row, certification as a "Great Place to Work Company" based on independent surveys of its employees. Our culture and organizational purpose is embodied by our ACE-IT values of Accountability, Commitment, Excellence, Integrity, and Teamwork. These values define our desired culture, and influence organizational behavior, decision-making and our people priorities. Our mission is to provide an enduring culture where we are empowered to seek our full potential, working together to change the industry, making a real difference to those we serve. Our vision is to make a real difference with our partners by creating a new standard of excellence in service and outcomes.

Diversity, Equity and Inclusion

Diversity, equity and inclusion are core to the Company's values and instrumental in delivering stronger business growth. The more diverse our backgrounds and experiences, the more we can achieve together working side by side. We are committed to recruiting the most qualified people for the job regardless of gender, ethnicity or other protected traits, and to complying fully with all domestic, foreign and local laws relating to discrimination in the workplace. Additionally, we believe in providing opportunities for career progression for our people and, as such, we strive to fill our open positions with internal talent whenever possible. Our Company's greatest strength and resource is the talent of our employees.

To ensure that our leaders and employees model fairness and inclusivity in their behaviors, diversity, equity and inclusion training is completed by our leaders and mandated for all employees. We are proud of having a diverse workforce and remain committed to ensuring equal opportunity for advancement for each of our 5,000+ team members.

As of March 31, 2025, over one-third of our employees identified as racially or ethnically diverse. Additionally, over 79% of our employees identify as women, and over 73% of the Company's managers identify as women.

Employee Wellness

At CorVel, we provide a variety of comprehensive benefit programs that are designed to support the physical, mental and financial well-being of our people. Examples of such programs include: formal wellness programs with fitness challenges and incentives for prioritizing physical exercise; employee assistance programs; group healthcare and telemedicine programs; company-sponsored retirement savings plans; tuition assistance; and programs that support work-life balance such as remote work arrangements and paid-time off.

Employee Development

Employee development continued to be of strategic importance in fiscal 2025. We require our adjusters and nurse case managers to undergo specific training related to their responsibilities as part of their onboarding process. During fiscal year 2024, we launched CorVel University, which is a national training initiative to equip candidates with the necessary skills to become claims specialists. Internal and external candidates can go through the four-week training program that enables an individual who graduated from the program to be integrated into claims operations and developed into claims specialists with local mentors. Additionally, a supervisor training series has recently been launched, which includes a series of virtual and interactive modules in the learning management system. The focus is on building and refining both management and leadership skills, for newly promoted supervisors, as well as for experienced supervisors to refresh their skills.

AVAILABLE INFORMATION

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and any amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act, as well as other filings made with the SEC, are available free of charge through our website (http://www.corvel.com, under the *Investor* section) as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The inclusion of our website address and the address of any of our portals, such as www.caremc.com, in this annual report does not include or incorporate by reference into this annual report any information contained on, or accessible through, such websites, and references to our website address within this annual report are inactive textual references only.

Item 1A. *Risk Factors.*

Past financial performance is not necessarily a reliable indicator of future performance, and investors in our common stock should not use historical performance to anticipate results or future period trends. Investing in our common stock involves a high degree of risk. Investors should consider carefully the following risk factors, as well as the other information in this annual report and our other filings with the SEC, including our consolidated financial statements and the related notes, before deciding whether to invest or maintain an investment in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, and results of operations would suffer. In this case, the trading price of our common stock would likely decline. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

<u>Risks Related to Our Business and Industry</u>

Our sequential revenue may not increase and may decline. As a result, we may fail to meet or exceed the expectations of investors or analysts which could cause our common stock price to decline.

Our sequential revenue growth may not increase and may decline in the future as a result of a variety of factors, many of which are outside of our control. If changes in our sequential revenue fall below the expectations of investors or analysts, the price of our common stock could decline substantially. Fluctuations or declines in sequential revenue growth may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section: the decline in manufacturing employment, the decline in workers' compensation claims, the decline in healthcare expenditures, the considerable price competition in a flat-to-declining workers' compensation market, litigation, the increase in competition, and the changes and the potential changes in state workers' compensation and automobile-managed care laws which can reduce demand for our services. These factors create an environment where revenue and margin growth is more difficult to attain and where revenue growth is less certain than historically experienced. Additionally, our technology and preferred provider network face competition from companies that have more resources available to them than we do. Also, some customers may handle their managed care services in-house and may reduce the amount of services which are outsourced to managed care companies such as us. These factors could cause the market price of our common stock to fluctuate substantially. There can be no assurance that our growth rate in the future, if any, will be at or near historical levels.

If we fail to grow our business internally or through strategic acquisitions we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

Our strategy is to continue internal growth and, as strategic opportunities arise in the workers' compensation managed care industry, to consider acquisitions of, or relationships with, other companies in related lines of business. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire other resources necessary to service such growth adequately. Expenses arising from our efforts to increase our market penetration may have a negative impact on operating results. In addition, there can be no assurance that any suitable opportunities for strategic acquisitions or relationships will arise or, if they do arise, that the transactions contemplated could be completed. If such a transaction does occur, there can be no assurance that we will be able to integrate effectively any acquired business. In addition, any such transaction would be subject to various risks associated with the acquisition of businesses, including, but not limited to, the following:

- an acquisition may (i) negatively impact our results of operations because it may require incurring large one-time charges, substantial debt or liabilities; (ii) require the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets; or (iii) cause adverse tax consequences, substantial depreciation or deferred compensation charges;

- we may encounter difficulties in assimilating and integrating the business, technologies, products, services, personnel, or operations of companies that are acquired, particularly if key personnel of the acquired company decide not to work for us;

- an acquisition may disrupt ongoing business, divert resources, increase expenses, and distract management;

- the acquired businesses, products, services, or technologies may not generate sufficient revenue to offset acquisition costs;

- we may have to issue equity or debt securities to complete an acquisition, which would dilute the position of stockholders and could adversely affect the market price of our common stock; and

- the acquisitions may involve the entry into a geographic or business market in which we have little or no prior experience.

There can be no assurance that we will be able to identify or consummate any future acquisitions or other strategic relationships on favorable terms, or at all, or that any future acquisition or other strategic relationship will not have an adverse impact on our business or results of operations. If suitable opportunities arise, we may finance such transactions, as well as internal growth, through debt or equity financing. There can be no assurance, however, that such debt or equity financing would be available to us on acceptable terms when, and if, suitable strategic opportunities arise.

If we are unable to increase our market share among national and regional insurance carriers and large, self-funded employers, our results may be adversely affected.

Our business strategy and future success depend in part on our ability to capture market share with our cost containment services as national and regional insurance carriers and large, self-funded employers look for ways to achieve cost savings. There can be no assurance that we will successfully market our services to these insurance carriers and employers or that they will not resort to other means to achieve cost savings. Additionally, our ability to capture additional market share may be adversely affected by the decision of potential customers to perform services internally instead of outsourcing the provision of such services to us. Furthermore, we may not be able to demonstrate sufficient cost savings to potential or current customers to induce them not to provide comparable services internally or to accelerate efforts to provide such services internally.

If competition increases, our growth and profits may decline.

The markets for our network services and patient management services are fragmented and competitive. Our competitors include national managed care providers, preferred provider networks, smaller independent providers, and insurance companies. Companies that offer one or more workers' compensation managed care services on a national basis are our primary competitors. We also compete with many smaller vendors who generally provide unbundled services on a local level, particularly companies with an established relationship with a local insurance company adjuster. In addition, several large workers' compensation insurance carriers offer managed care services for their customers, either by performance of the services in-house or by outsourcing to organizations like ours. If these carriers increase their performance of these services in-house, our business may be adversely affected. In addition, consolidation in the industry may result in carriers performing more of such services in-house.

If the referrals for our patient management services decline, our business, financial condition and results of operations would be materially adversely affected.

In some years, we have experienced a general decline in the revenue and operating performance of patient management services. We believe that the performance decline has been due to the following factors: the decrease of the number of workplace injuries that have become longer-term disability cases; increased regional and local competition from providers of managed care services; a possible reduction by insurers on the types of services provided by our patient management business; the closure of offices and continuing consolidation of our patient management operations; and employee turnover, including management personnel, in our patient management business. In the past, these factors have all contributed to the lowering of our long-term outlook for our patient management services. If some or all of these conditions continue, we believe that revenues from our patient management services could decrease.

Declines in workers' compensation claims may materially harm our results of operations.

Historically, because the labor market has become less labor intensive and more service oriented, there are declining work-related injuries. Additionally, employers are being more proactive to prevent injuries. If declines in workers' compensation costs occur in many states and persist over the long-term, it would have a material adverse impact on our business, financial condition and results of operations.

We provide an outsource service to payors of workers' compensation benefits, automobile insurance claims, and group health insurance benefits. These payors include insurance companies, TPAs, municipalities, state funds, and self-insured, self-administered employers. If these payors reduce the amount of work they outsource, our results of operations would be materially adversely affected.

Healthcare providers are becoming increasingly resistant to the application of certain healthcare cost containment techniques; this may cause revenue from our cost containment operations to decrease.

Healthcare providers have become more active in their efforts to minimize the use of certain cost containment techniques and are engaging in litigation to avoid application of certain cost containment practices. Recent litigation between healthcare providers and insurers has challenged certain insurers' claims adjudication and reimbursement decisions. These cases may affect the use by insurers of certain cost containment services that we provide and may result in a decrease in revenue from our cost containment business.

Our failure to compete successfully could make it difficult for us to add and retain customers and could reduce or impede the growth of our business.

We face competition from PPOs, TPAs, and other managed healthcare companies. We believe that as managed care techniques continue to gain acceptance in the workers' compensation marketplace, our competitors will increasingly consist of nationally-focused workers' compensation managed care service companies, insurance companies, HMOs and other significant providers of managed care products. Legislative reform in some states has been considered, but not enacted, to permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the ability to manage medical costs for workers' compensation claimants, such legislation may intensify competition in the markets served by us. Many of our current and potential competitors are significantly larger and have greater financial and marketing resources than we do, and there can be no assurance that we will continue to maintain our existing customers, maintain our past level of operating performance, or be successful with any new products or in any new geographical markets we may enter.

If the utilization by healthcare payors of early intervention services continues to increase, the revenue from our later-stage network and healthcare management services could be negatively affected.

The performance of early intervention services, including injury occupational healthcare, first notice of loss, and telephonic case management services, often result in a decrease in the average length of, and the total costs associated with, a healthcare claim. By successfully intervening at an early stage in a claim, the need for additional cost containment services for that claim often can be reduced or even eliminated. As healthcare payors continue to increase their utilization of early intervention services, the revenue from our later stage network and healthcare management services will decrease.

We face competition for staffing, which may increase our labor costs and reduce profitability.

We compete with other healthcare providers in recruiting qualified management and staff personnel for the day-to-day operations of our business, including nurses and other case management professionals. In some markets, the scarcity of nurses and other medical support personnel has become a significant operating issue to healthcare providers. This shortage may require us to enhance wages to recruit and retain qualified nurses and other healthcare professionals. Our failure to recruit and retain qualified management, nurses, and other healthcare professionals, or to control labor costs could have a material adverse effect on profitability.

We are subject to inflation risks which could increase our wages, benefits, and other costs which may result in decreased profitability.

We are impacted by inflationary increases in wages, benefits and other costs. Wage and benefit inflation, whether driven by competition for talent or ordinary course pay increases and other inflationary pressure, may increase our cost of providing services and reduce our profitability. If we are not able to pass increased wage and other costs resulting from inflation onto our clients or charge premium prices when justified by market demand, our profitability could decline.

Sustained increases in the cost of our employee benefits could materially reduce our profitability.

The cost of our current employees' medical and other benefits substantially affects our profitability. In the past, we have occasionally experienced significant increases in these costs as a result of macro-economic factors beyond our control, including increases in healthcare costs. There can be no assurance that we will succeed in limiting future cost increases, and continued upward pressure in these costs could materially reduce our profitability.

The introduction of software products incorporating new technologies and the emergence of new industry standards could render our existing software products less competitive, obsolete, or unmarketable.

There can be no assurance that we will be successful in developing and marketing new software products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new software products cost-effectively, in a timely manner and in response to changing market conditions or customer requirements, our business, results of operations, and financial condition may be adversely affected.

Developing or implementing new or updated software products and services may take longer and cost more than expected. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our software products and services. The cost of developing new healthcare information services and technology solutions is inherently difficult to estimate. Our development and implementation of proposed software products and services may take longer than originally expected, require more testing than originally anticipated and require the acquisition of additional personnel and other resources. If we are unable to develop new or updated software products and services cost-effectively on a timely basis and implement them without significant disruptions to the existing systems and processes of our customers, we may lose potential sales and harm our relationships with current or potential customers.

We may not be able to develop or acquire necessary IT resources to support and grow our business, and disruptive technologies could impact the volume and pricing of our products, which could materially adversely affect our business, results of operations, and financial condition.

We have made substantial investments in software and related technologies that are critical to the core operations of our business. These IT resources will require future maintenance and enhancements, potentially at substantial costs. Additionally, these IT resources may become obsolete in the future and require replacement, potentially at substantial costs. We may not be able to develop, acquire replacement resources or identify new technology resources necessary to support and grow our business.

In addition, we could face changes in our markets due to disruptive technologies that could impact the volume and pricing of our products, or introduce changes to the claims management processes which could negatively impact our volume of case referrals. Our failure to address these risks, or to do so in a timely manner, or at a cost considered reasonable by us, could materially adversely affect our business, results of operations, and financial condition.

If we are unable to apply technology and data analytics effectively in driving value for our clients through technology-based solutions or gain internal efficiencies and maintain effective internal controls through the application of technology and related tools, our operating results, client relationships, growth and compliance programs could be adversely affected.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by digital disruption, "big data" and data analytics, and other developments in technology. These may include new applications or insurance-related services based on artificial intelligence, machine learning, robotics, blockchain, the metaverse or new approaches to data mining that impact the nature of how we generate revenue. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants such as technology companies, start-up companies and others. These new entrants are focused on using technology and innovation, including artificial intelligence and blockchain, in an attempt to simplify and improve the client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate. We must also develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences and internal control standards. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise, make use of data analytics, and develop new technologies in our business requires us to incur significant expenses. Investments in technology systems and data analytics capabilities may not deliver the benefits or perform as expected, or may be replaced or become obsolete more quickly than expected, which could result in operational difficulties or additional costs. If we cannot offer new technologies or data analytics solutions as quickly as our competitors, or if our competitors develop more cost-effective technologies, data analytics solutions or other product offerings, we could experience a material adverse effect on our operating results, client relationships, growth and compliance programs.

In some cases, we depend on key third-party vendors and partners to provide technology and other support for our strategic initiatives. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

The failure to attract and retain qualified or key personnel may prevent us from effectively developing, marketing, selling, integrating, and supporting our services.

We are dependent, to a substantial extent, upon the continuing efforts and abilities of certain key management personnel. In addition, we face competition for experienced employees with professional expertise in the workers' compensation managed care area. The loss of key personnel, especially Michael Combs, our Chairman, Chief Executive Officer and President, or the inability to attract qualified employees, could have a material adverse effect on our business, financial condition, and results of operations.

If we lose several customers in a short period, our results may be materially adversely affected.

Our results may decline if we lose several customers during a short period. Most of our customer contracts permit either party to terminate without cause. If several customers terminate, or do not renew or extend their contracts with us, our results could be materially and adversely affected. Many organizations in the insurance industry have consolidated and this could result in the loss of one or more of our customers through a merger or acquisition. Additionally, we could lose customers due to competitive pricing pressures or other reasons.

We are subject to risks associated with acquisitions of intangible assets.

Our acquisition of other businesses may result in significant increases in our intangible assets and goodwill. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. We cannot currently estimate the timing and amount of any such charges.

Natural and other disasters may adversely affect our business.

We may be vulnerable to damage from severe weather conditions or natural disasters, including hurricanes, fires, floods, earthquakes, power loss, communications failures, and similar events, including the effects of pandemics, war or acts of terrorism. If a disaster were to occur, our ability to operate our business could be seriously or completely impaired or destroyed. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions. If there is a resurgence in the COVID-19 pandemic, or if any other pandemic arises, it could materially adversely impact our business operations, financial position and results of operations in unpredictable ways that depend on highly-uncertain future developments, such as determining the effectiveness of current or future government actions to address the public health or economic impacts of the pandemic. Any of these risks might have a materially adverse effect on our business operations and our financial position or results of operations.

Risks Related to Cybersecurity and Our Information Systems

A cybersecurity attack or other disruption to our information technology systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer or sensitive company information or could disrupt our operations, which could damage our relationships with customers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.

We rely on information technology to support our business activities. Our business involves the storage and transmission of a significant amount of personal, confidential, or sensitive information, including the personal information of our customers and employees, and our company's financial, operational and strategic information. As with many businesses, we are subject to numerous data privacy and security risks, which may prevent us from maintaining the privacy of this information, result in the disruption of our business and online systems, and require us to expend significant resources attempting to secure and protect such information and respond to incidents, any of which could materially adversely affect our business, financial condition or results of operations. The loss, theft, misuse, unauthorized disclosure, or unauthorized access of such information could lead to significant reputational or competitive harm, result in litigation or regulatory proceedings, or cause us to incur substantial liabilities, fines, penalties or expenses.

Cybersecurity breaches of any of the systems on which we rely may result from circumvention of security systems, denial-of-service attacks or other cyber-attacks, hacking, "phishing" attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions. According to media reports, the frequency, intensity, and sophistication of cyber-attacks, ransomware attacks, and other data security incidents generally has significantly increased around the globe in recent years. As with many other businesses, we have experienced, and are continually at risk of being subject to, attacks and incidents, including cybersecurity breaches such as computer viruses, unauthorized parties gaining access to our information technology systems and similar incidents. Cybersecurity breaches could cause us, and in some cases, materially, to experience reputational harm, loss of customers, loss and/or delay of revenue, loss of proprietary data, loss of licenses, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard customers' information, financial losses or a drop in our stock price. We have invested in and continue to expend significant resources on information technology and data security tools, measures, processes, initiatives, policies and employee training designed to protect our information technology systems, as well as the personal, confidential or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyber-attack or data security incident. These expenditures could have an adverse impact on our financial condition and results of operations, and divert management's attention from pursuing our strategic objectives. In addition, the cost and operational consequences of implementing, maintaining and enhancing further system protective measures could increase significantly as cybersecurity threats increase, and there can be no assurance that the security measures we employ will effectively prevent cybersecurity breaches or otherwise prevent unauthorized persons from obtaining access to our systems and information.

As these threats evolve, cybersecurity incidents could be more difficult to detect, defend against, and remediate. Cyber-attacks or data incidents could remain undetected for some period, which could potentially result in significant harm to our systems, as well as unauthorized access to the information stored on and transmitted by our systems. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, could have the potential to harm relationships with our customers or restrict our ability to meet our customers' expectations.

If a cyber-attack or other data incident results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of personal, confidential, or sensitive information belonging to our customers or employees, it could put us at a competitive disadvantage, result in the deterioration of our customers' confidence in our services, cause our customers to reconsider their relationship with our company or impose more onerous contractual provisions, cause us to lose our regulatory licenses, and subject us to potential litigation, liability, fines and penalties. For example, we could be subject to regulatory or other actions pursuant to privacy laws. This could result in costly investigations and litigation, civil or criminal penalties, operational changes and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition.

A cyber-attack or other data security incident could result in the significant and protracted disruption of our business such that:

- critical business systems become inoperable or require a significant amount of time or cost to restore;

- key personnel are unable to perform their duties or communicate with employees, customers or other third-parties;

- it results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer or company information;

- we are prevented from accessing information necessary to conduct our business;

- we are required to make unanticipated investments in equipment, technology or security measures;

- customers cannot access our websites and online systems; or

- we become subject to other unanticipated liabilities, costs, or claims.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations, and result in harm to our reputation. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of the losses and costs associated with cyber-attacks and data incidents, such insurance coverage may be insufficient to cover all losses and would not, in any event, remedy damage to our reputation. In addition, we may face difficulties in recovering any losses from our provider and any losses we recover may be lower than we initially expect.

A breach of security may cause our customers to curtail or stop using our services.

We rely largely on our own security systems, confidentiality procedures, and employee nondisclosure agreements to maintain the privacy and security of our and our customers' proprietary information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems, the existence of computer viruses in our data or software, and misappropriation of our proprietary information could expose us to a risk of information loss, litigation, and other possible liabilities which may have a material adverse effect on our business, financial condition, and results of operations. If security measures are breached because of third-party action, employee error, malfeasance, or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any customer data, our relationships with our customers and our reputation will be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

An interruption in our ability to access critical data may cause customers to cancel their service and/or may reduce our ability to effectively compete.

Certain aspects of our business are dependent upon our ability to store, retrieve, process, and manage data and to maintain and upgrade our data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other system failures could cause customers to cancel their service and could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we expect that a considerable amount of our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to customers and payors of healthcare. There can be no assurance that our current data processing capabilities will be adequate for our future growth, that we will be able to efficiently upgrade our systems to meet future demands, or that we will be able to develop, license or otherwise acquire software to address these market demands as well or as timely as our competitors.

If we are unable to leverage our information systems to enhance our outcome-driven service model, our results may be adversely affected.

To leverage our knowledge of workplace injuries, treatment protocols, outcomes data, and complex regulatory provisions related to the workers' compensation market, we must continue to implement and enhance information systems that can analyze our data related to the workers' compensation industry. We frequently upgrade existing operating systems and are updating other information systems that we rely upon in providing our services and financial reporting. We have detailed implementation schedules for these projects that require extensive involvement from our operational, technological, and financial personnel. Delays or other problems we might encounter in implementing these projects could adversely affect our ability to deliver streamlined patient care and outcome reporting to our customers.

Risks Related to Potential Litigation

Exposure to possible litigation and legal liability may adversely affect our business, financial condition, and results of operations.

We, through our utilization management services, make recommendations concerning the appropriateness of providers' medical treatment plans for patients throughout the country, and as a result, could be exposed to claims for adverse medical consequences. We do not grant or deny claims for payment of benefits and we do not believe that we engage in the practice of medicine or the delivery of medical services. There can be no assurance, however, that we will not be subject to claims or litigation related to the authorization or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services.

In addition, there can be no assurance that we will not be subject to other litigation that may adversely affect our business, financial condition or results of operations, including but not limited to being joined in litigation brought against our customers in the managed care industry. We maintain professional liability insurance and such other coverages as we believe are reasonable in light of our experience to date. If such insurance is insufficient or unavailable in the future at reasonable cost to protect us from liability, our business, financial condition, or results of operations could be adversely affected.

If lawsuits against us are successful, we may incur significant liabilities.

We provide to insurers and other payors of healthcare costs managed care programs that utilize preferred provider organizations and computerized bill review programs. Healthcare providers have brought, against us and our customers, individual and class action lawsuits challenging such programs. If such lawsuits are successful, we may incur significant liabilities.

We make recommendations about the appropriateness of providers' proposed medical treatment plans for patients throughout the country. As a result, we could be subject to claims arising from any adverse medical consequences. Although plaintiffs have not, to date, subjected us to any claims or litigation relating to the granting or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services, we cannot assure you that plaintiffs will not make such claims in future litigation. We also cannot assure you that our insurance will provide sufficient coverage or that insurance companies will make insurance available at a reasonable cost to protect us from significant future liability.

The increased costs of professional and general liability insurance may have an adverse effect on our profitability.

The cost of commercial professional and general liability insurance coverage has risen significantly for us in the past several years, and this trend may continue. In addition, if we were to suffer a material loss, our costs may increase over and above the general increases in the industry. If the costs associated with insuring our business continue to increase, it may adversely affect our business. We believe our current level of insurance coverage is adequate for a company of our size engaged in our business. Additionally, we may have difficulty getting carriers to pay under coverage in certain circumstances.

Risks Related to Our Regulatory Environment

Changes in government regulations could increase our costs of operations and/or reduce the demand for our services.

Many states, including a number of those in which we transact business, have licensing and other regulatory requirements applicable to our business. Approximately half of the states have enacted laws that require licensing of businesses which provide medical review services such as ours. Some of these laws apply to medical review of care covered by workers' compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control, and dispute resolution procedures. These regulatory programs may result in increased costs of operation for us, which may have an adverse impact upon our ability to compete with other available alternatives for healthcare cost control. In addition, new laws regulating the operation of managed care provider networks have been adopted by a number of states. These laws may apply to managed care provider networks we have contracts with or to provider networks which we may organize. To the extent we are governed by these regulations, we may be subject to additional licensing requirements, financial and operational oversight and procedural standards for beneficiaries and providers.

Regulation in the healthcare and workers' compensation fields is constantly evolving. We are unable to predict what additional government initiatives, if any, affecting our business may be promulgated in the future. Our business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals, or failure to adapt to new or modified regulatory requirements. Proposals for healthcare legislative reforms are regularly considered at the federal and state levels. To the extent that such proposals affect workers' compensation, such proposals may adversely affect our business, financial condition, and results of operations.

In addition, changes in workers' compensation, automobile insurance, and group healthcare laws or regulations may reduce demand for our services, which would require us to develop new or modified services to meet the demands of the marketplace, or reduce the fees that we may charge for our services.

Increasing regulatory focus on privacy issues and expanding privacy laws could impact our business models and expose us to increased liability.

U.S. privacy and data security laws apply to our various businesses. Governments, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. Globally, new laws, such as the General Data Protection Regulation in Europe, the California Consumer Privacy Act in California, and industry self-regulatory codes have been enacted and more are being considered that may affect our ability to respond to customer requests under the laws, and to implement our business models effectively. These requirements, among others, may force us to bear the burden of more onerous obligations in our contracts. Any perception of our practices, products or services as a violation of individual privacy rights may subject us to public criticism, class action lawsuits, reputational harm, or investigations or claims by regulators, industry groups or other third parties, all of which could disrupt our business and expose us to increased liability. Additionally, we store information on behalf of our customers and if our customers fail to comply with contractual obligations or applicable laws, it could result in litigation or reputational harm to us.

Increased regulatory scrutiny on use of "big data" techniques, machine learning, and artificial intelligence could impact our business and expose us to increased liability.

There has also been increased regulatory scrutiny of the use of "big data" techniques, machine learning, and artificial intelligence. It is likely that we will be subject to new regulations that could materially adversely affect our operations or ability to write business profitably in one or more jurisdictions. In addition, regulators have recently requested information from insurers on their use of algorithms, artificial intelligence and machine learning. We have internal policies governing the use of artificial intelligence by our employees designed to protect us from breaches of data privacy, liability and regulatory enforcement risk; however, if our employees violate these policies, it could expose us to such risks. Our exposure to these risks also could increase if our vendors, suppliers, or other third-party providers employ artificial intelligence in relation to the products or services they provide to us, as we have limited control over such use in third-party products or services. These risks include, among others, the input of confidential information, including material non-public information, in contravention of our policies or contractual restrictions to which any of the foregoing are subject, or in violation of applicable laws or regulations, including those relating to data protection. We cannot predict what, if any, regulatory actions may be taken with regard to "big data," but any limitations could have a material impact on our business, business processes, financial condition, and results of operations.

The costs of compliance with sustainability or other environmental, social responsibility or governance laws, regulations, or policies, including investor and client-driven policies and standards, could adversely affect our business.

As a non–manufacturing service business, we have to date been less impacted from laws and regulations related to sustainability concerns or other environmental, social responsibility or governance ("ESG") laws, regulations, or policies. However, we may need to incur ESG-related costs in response to our customers or shareholders. Increasingly our customers and shareholders expect that we meet environmental, social responsibility, sustainability or other business policies or standards, which may be more restrictive than current laws and regulations, before our customers commence, or continue, doing business with us or before shareholders invest in our common stock. Our compliance with these policies and related requirements could be costly, and our failure to comply could adversely affect our business relationships or reputation.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the healthcare and managed care markets resulting in changes in the market price of the stock of many companies, which may not have been directly related to the operating performance of those companies. There can be no assurance that the market price of our common stock will not fluctuate or decline significantly in the future.

We cannot assure our stockholders that our stock repurchase program will enhance long-term stockholder value and stock repurchases, if any, could increase the volatility of the price of our common stock and will diminish our cash reserves.

In 1996, the Board of Directors authorized a stock repurchase program and, since then, has periodically increased the number of shares authorized for repurchase under the program. The most recent increase occurred in November 2022 and brought the number of shares authorized for repurchase over the life of the program to 117,000,000 shares. There is no expiration date for the repurchase program. The timing and actual number of shares repurchased, if any, will depend on a variety of factors including the timing of open trading windows, trading price, corporate and regulatory requirements, and market conditions. The stock repurchase program does not obligate us to acquire any amount of common stock and may be suspended or discontinued at any time at our discretion. Repurchases pursuant to our stock repurchase program could affect our stock price, increase the volatility of the price of our common stock and reduce the market liquidity for our common stock. Additionally, repurchases under our stock repurchase program will diminish our cash reserves, which could strain our liquidity, impact our ability to pursue future strategic opportunities and acquisitions, and result in lower overall returns on our cash balances. There can be no assurance that any further stock repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of common stock. Although our stock repurchase program is intended to enhance long-term stockholder value, there is no guarantee we will be successful in achieving this objective.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity*

Our information security and cybersecurity program is based on a cybersecurity framework that is designed to protect against operational risks related to cybersecurity.

Cybersecurity Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of company information, and data entrusted to us by our customers. We have implemented a cybersecurity program to assess, identify, and manage risks from cybersecurity threats that could adversely and materially affect the confidentiality, integrity, and availability of our information and information systems. We maintain administrative, technical, and physical controls designed to protect the security and privacy of confidential, personal, and proprietary information. We conduct regular assessments, measuring our exposure to cyber threats. These assessments form the basis for our cyber risk program. Threats and risks are identified from threat intelligence sources that include our vendors, industry, and government organizations. Our Chief Information Security Officer ("CISO") is responsible for overseeing and implementing our cybersecurity program and enforcing our cybersecurity policy. We employ internal dedicated security personnel and also have contracted services delivered from a full-service Managed Security Service Provider. Our Chief Technology Officer ("CTO) oversees our day-to-day security operations, and our Chief Information Officer ("CIO") oversees our secure development activities.

The Board of Directors and the Audit Committee maintain oversight of the cybersecurity program to ensure risks to the Company are managed appropriately. Our cybersecurity program leverages people, processes, and technology to identify and respond to cybersecurity threats. We have a Cybersecurity Incident Response Plan which contains processes and procedures related to security incident handling.

Our CISO leads our enterprise information security, privacy, and cybersecurity program, which is designed to (i) ensure the security, confidentiality, integrity and availability of our information and information systems; (ii) protect against any anticipated threats or hazards to the security, confidentiality, integrity or availability of such information and information systems; and (iii) protect against unauthorized access to or use of such information or information systems that could result in substantial harm or inconvenience to us, our partners or our customers. We have implemented an industry adopted cybersecurity framework, which is

continuously improving. We continuously test and assess our cybersecurity posture, including through third-party risk assessments performed by reputable assessors, consultants, and auditors. Additionally, we perform an annual evaluation of our cybersecurity program.

We also have vendor assessment processes to oversee, identify, and reduce the potential impact of a security incident at a third-party vendor, service provider or customer or otherwise implicating the third-party technology and systems we use. Our agreements with third parties may include various compliance requirements, data protection terms, audit or monitoring rights, and notification requirements in the event the third party experiences its own cybersecurity event.

We perform ongoing cybersecurity awareness training for our employees that reinforces our information security policies, standards and practices. In addition, employees receive periodic newsletters emphasizing awareness of new cybersecurity threats (e.g., phishing attempts, smishing, pretexting, and deep fakes). This training is mandatory for all employees and is supplemented with periodic social engineering tests.

We engage consultants to review our cybersecurity program to help identify areas for continued focus, improvement and compliance. Our processes also address cybersecurity risks associated with third-party service providers, including those with access to our non-public or restricted data, including client data.

In the last three fiscal years, we have not experienced any material cybersecurity incidents or costs.

Cybersecurity Governance

As stated above, the Board of Directors and the Audit Committee maintain oversight of the cybersecurity program to ensure risks to the Company are managed appropriately. Our CISO, who reports to the Chief Executive Officer, is responsible for providing annual updates to the Board of Directors and to executive leadership. In addition, our CISO partners closely with our CIO and CTO and their respective organizations to execute defined functions within our cybersecurity program. Our CISO, CIO, and CTO each report directly to the Chief Executive Officer who, as appropriate, will escalate any cybersecurity issues to the Board. Our CISO and CIO both attend regular meetings with the executive officer team, including our Chief Execuctive Officer, Chief Financial Officer and other senior executive officers, and report on cybersecurity matters as appropriate.

Our cybersecurity and IT leaders have extensive relevant work experience in various roles which includes developing cybersecurity strategy, implementing effective information and cybersecurity programs, and implementing cybersecurity and privacy solutions. Such leaders in our organization hold industry recognized certifications such as Certified Information Systems Security Professional (CISSP), Certified Information Security Manager (CISM) and Global Information Assurance Certification (GIAC).

Item 2. *Properties.*

The Company's principal executive office is located in Fort Worth, Texas. The Company entered into a lease for approximately 26,000 square feet for its headquarters, which expires in April 2028. The Company leases 61 branch offices in 40 states, which range in size from 200 square feet up to 26,000 square feet. The lease terms for the branch offices range from monthly to eight years and expire at various dates through 2031. In addition to its leased properties, the Company owns a 32,000 square foot building located in Milwaukie, Oregon, used as office space. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required to scale its business.

The Company's lease agreements may include options to extend the lease following the initial term. At the time of adopting ASC 842, the Company determined that it was reasonably certain it would exercise the option to renew, and these options were considered in determining the initial lease term. The Company referred to its employees' historical practices in determining the option to renew. The Company has since reassessed the assumption of the renewal term and determined that due to the COVID-19 pandemic, the Company now expects more of its workforce to either be regularly or permanently working from home. Therefore, expecting a reduction in overall square footage of office space needs, the Company no longer believes it is reasonably certain it will exercise most of its options to renew, and therefore, has removed the renewal term of several lease obligations.

Item 3. *Legal Proceedings.*

From time to time the Company is involved in legal proceedings arising in the ordinary course of business. Although the results of these ordinary course matters cannot be predicted with certainty, we believe that the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

Item 4. *Mine Safety Disclosures.*

Not applicable.


PART II


Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol CRVL.

Holders. As of May 19, 2025, there were approximately 632 holders of record of the Company's common stock according to the information provided by the Company's transfer agent.

Dividends. The Company has never paid any cash dividends on its common stock and has no current plans to do so in the foreseeable future. The Company intends to retain future earnings, if any, for use in the Company's business and for purchases of stock under its stock repurchase program. The payment of any future dividends on its common stock will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors.

Recent Sales of Unregistered Equity Securities. None.

Issuer Purchases of Equity Securities. The following table summarizes purchases of the Company's common stock made by or on behalf of the Company or on behalf of any affiliated purchaser in the quarter ended March 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that may still be Purchased Under the Program
January 1 to January 31, 2025	26,932	$ 111.31	26,932	2,577,038
February 1 to February 28, 2025	24,585	115.85	24,585	2,552,453
March 1 to March 31, 2025	29,144	108.01	29,144	2,523,309
Total	80,661	$ 111.50	80,661	2,523,309

In 1996, the Board of Directors authorized a stock repurchase program initially for up to 100,000 original shares of our common stock. The Board of Directors has periodically increased the number of shares authorized for repurchase under the repurchase program. In November 2022, the Board of Directors increased the number of shares of common stock authorized to be repurchased over the life of the program by 3,000,000 shares to 117,000,000 shares. There is no expiration date for the program. The program does not obligate us to acquire any amount of common stock and may be suspended or discontinued at any time at our discretion. As of March 31, 2025, the Company has repurchased 114,476,691 shares of its common stock over the life of the program.

STOCK PERFORMANCE GRAPH

The graph and the table depicted below show a comparison of cumulative total stockholder return on our Common Stock against the cumulative total return of the Nasdaq Composite and the Nasdaq Healthcare Services Index over a five year period beginning on March 31, 2020. The graph assumes that $100 was invested in the Company's Common Stock, the Nasdaq Composite, and the Nasdaq Healthcare Services Index on March 31, 2020, and in each index, and that all dividends were reinvested. No cash dividends have been paid or declared on the Common Stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.



	2020	2021	2022	2023	2024	2025
CorVel Corporation	100.00	188.20	309.01	349.07	482.41	616.24
U.S. Nasdaq Composite	100.00	172.04	184.68	158.72	212.72	224.66
U.S. Nasdaq Healthcare Services	100.00	148.88	124.09	115.76	126.67	118.51

Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act or the Exchange Act that might incorporate future filings made by us under those statutes, neither the preceding Stock Performance Graph, nor the information relating to it, is "soliciting material" or is "filed" or is to be incorporated by reference into any such prior filings, nor shall such graph or information be incorporated by reference into any future filings made by us under those statutes.

Item 6. [Reserved.]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Management's Discussion and Analysis of Financial Condition and Results of Operations financial condition appears in a separate section of this annual report immediately following the "Signatures" section, and is incorporated herein by this reference.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

Our invested assets are primarily held as cash and cash equivalents, which are subject to various market risk exposures such as interest rate risk. The fair value of our portfolio of cash and cash equivalents as of March 31, 2025 approximated its carrying value due to its short-term duration. We estimated market risk as the potential decrease in fair value resulting from a hypothetical one-percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from their carrying values at March 31, 2025.

Inflation Risk

An increase in inflation could affect our business in several ways. Inflation increases expenses for labor and other operating costs, potentially putting pressure on our profitability if such costs cannot be passed through to our customers. Inflation could also lead to increased costs for losses and loss adjustment expenses in each of our operating service lines. Prolonged and elevated inflation could adversely affect the financial markets and the economy generally, and may force governments to pursue a restrictive fiscal and monetary policy, which could constrain overall economic activity or inhibit our revenue growth opportunities.

Credit Risk Related to Performing Certain Services for Our Clients

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

Item 8. *Financial Statements and Supplementary Data.*

The Company's consolidated financial statements, as listed under Item 15(a)(1), appear in a separate section of this annual report, and are incorporated herein by this reference. The financial statement schedule is included below under Item 15(a)(2).

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2025, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is (i) recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal accounting officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining a system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America; providing reasonable assurance that our receipts and expenditures are made in accordance with authorizations of our management and directors; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 *Internal Control—Integrated Framework*. Based on this assessment, our management, including our principal executive officer and principal financial officer, concluded that our internal control over financial reporting was effective as of March 31, 2025, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Our independent registered public accounting firm, Haskell & White LLP, has audited our consolidated financial statements included in this annual report and has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2025, as stated in their report that is included in Part II, Item 8 herein.

Changes to Internal Control over Financial Reporting

During the quarter ended March 31, 2025, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item will be included under the captions "Election of Directors — Nominee Information", "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Officers," "Corporate Governance—Standing Committees and Attendance at Board and Committee Meetings," and "Corporate Governance — Corporate Governance Guidelines, Committee Charters and Code of Business Conduct" in the Company's Definitive Proxy Statement on Schedule 14A for its 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting") to be filed within 120 days after March 31, 2025 (the "Proxy Statement"), and is incorporated herein by reference.

Insider Trading Policies and Procedures

The Company has an insider trading policy and procedures governing the purchase, sale and/or other dispositions of the Company's securities that applies to all directors, officers, employees and certain other persons. It is also the Company's policy to take appropriate steps to comply with applicable federal and state securities laws and regulations, as well as applicable stock exchange listing standards, when the Company engages in transactions in the Company's securities. The Company believes that its insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this annual report.

Code of Ethics

The Board of Directors has adopted a code of ethics and business conduct that applies to all of the Company's employees, officers and directors. The full text of the Company's code of ethics and business conduct is posted on the Company's website at www.corvel.com. The Company intends to disclose future amendments to certain provisions of the Company's code of ethics and business conduct, or waivers of such provisions, applicable to the Company's directors and executive officers, at the same location on the Company's website identified above. The inclusion of the Company's website address in this annual report does not include or incorporate by reference the information on the Company's website into this annual report.

Item 11. *Executive Compensation.*

The information required by this Item will be included under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Employment and Change in Control Arrangements," "Corporate Governance—Director Compensation," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item will be included under the captions "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Equity Compensation Plan Information" in the Company's Proxy Statement, and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Party Transactions, and Director Independence.*

The information required by this Item will be included under the captions "Certain Relationships and Related-Person Transactions," "Election of Directors," "Information Regarding Director Nominees," and "Corporate Governance, Board Composition and Board Committees" in the Company's Proxy Statement, and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item will be included under the captions "Principal Accountant Fees and Services," "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" and "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. *Exhibit and Financial Statement Schedules.*

(a)(1) Financial Statements:

The Company's financial statements appear in a separate section of this annual report, beginning on the pages referenced below:

(a)(2) Financial Statement Schedule:

The Company's consolidated financial statements, as listed under Item 15(a)(1), appear in a separate section of this annual report and are incorporated herein by this reference. The Company's financial statement schedule is as follows:

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Deductions	Balance at End of Year
Allowance for expected credit losses:				
Fiscal Year Ended March 31, 2025:	$ 4,245,000	$ 3,530,000	$ (86,000)	$ 7,689,000
Fiscal Year Ended March 31, 2024:	2,823,000	1,828,000	(406,000)	4,245,000
Fiscal Year Ended March 31, 2023:	2,562,000	1,216,000	(955,000)	2,823,000

(a)(3) Exhibits:


EXHIBITS


Exhibit No.	Title	Method of Filing
3.1	Fourth Amended and Restated Certificate of Incorporation of CorVel Corporation.	Incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed on August 6, 2020 (File No. 000-19291).
3.2	Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation of CorVel Corporation	Incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 26, 2024.
3.2	Second Amended and Restated Bylaws of CorVel Corporation.	Incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed on August 6, 2020 (File No. 000-19291).
4.1	Description of Securities	Filed herewith.
10.1*	Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option Plan)	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 4, 2020 (File No. 000-19291).
10.2*	Forms of Notice of Grant of Stock Option, Stock Option Agreement and Notice of Exercise Under the Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option)	Incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 8, 2018 (File No. 000-19291), Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed on November 9, 2006 (File No. 000-19291), Exhibits 10.7, 10.8 and 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 filed on June 29, 1994 (File No. 000-19291), Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 to the Company's Registration Statement on Form S-8 (File No. 333-94440) filed on July 10, 1995, and Exhibits 99.3 and 99.5 to the Company's Registration Statement on Form S-8 (File No. 333-58455) filed on July 2, 1998.
10.3*	Restated 1991 Employee Stock Purchase Plan, as amended	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 11, 2021 (File No. 000-19291).
10.4	Fidelity Master Plan for Savings and Investment, and amendments (P) Paper filing	Incorporated herein by reference to Exhibits 10.16 and 10.16A to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.5*†	Stock Option Agreement, dated November 5, 2020, by and between CorVel Corporation and Michael Combs, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 12, 2020 (File No. 000-19291).
10.6*†	Stock Option Agreement, dated November 5, 2020, by and between CorVel Corporation and Brandon O'Brien, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 12, 2020 (File No. 000-19291).
10.7*†	Stock Option Agreement, dated November 5, 2020, by and between CorVel Corporation and Diane J. Blaha, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 12, 2020 (File No. 000-19291).

10.8*†	Stock Option Agreement, dated November 5, 2020, by and between CorVel Corporation and Maxim Shishin, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 12, 2020 (File No. 000-19291).
10.9*†	Stock Option Agreement, dated November 5, 2020, by and between CorVel Corporation and Jennifer Yoss, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on November 12, 2020 (File No. 000-19291).
10.10*†	Stock Option Agreement, dated December 8, 2021, by and between CorVel Corporation and Michael Combs, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2021 filed on February 3, 2022 (File No. 000-19291).
10.11*†	Stock Option Agreement, dated December 8, 2021, by and between CorVel Corporation and Brandon O'Brien, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2021 filed on February 3, 2022 (File No. 000-19291).
10.12*†	Stock Option Agreement, dated December 8, 2021, by and between CorVel Corporation and Diane J. Blaha, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2021 filed on February 3, 2022 (File No. 000-19291).
10.13*†	Stock Option Agreement, dated December 8, 2021, by and between CorVel Corporation and Maxim Shishin, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2021 filed on February 3, 2022 (File No. 000-19291).
10.14*†	Stock Option Agreement, dated December 8, 2021, by and between CorVel Corporation and Jennifer Yoss, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2021 filed on February 3, 2022 (File No. 000-19291).
19.1	Insider Trading Policy	Incorporated herein by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the period ended March 31, 2024 filed on May 24, 2024 (File No. 000-19291).
21.1	Subsidiaries of the Company.	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, Haskell & White LLP.	Filed herewith.
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
97.1	Executive Clawback Policy	Incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the period ended March 31, 2024 filed on May 24, 2024 (File No. 000-19291).
101.INS	Inline XBRL Instance Document	Furnished herewith.

| 101.SCH | Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents | Furnished herewith. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | Furnished herewith. |

* - Denotes management contract or compensatory plan or arrangement.

† - Certain confidential information contained in this exhibit has been omitted by means of redacting a portion of the text and replacing it with empty brackets indicated by [   ], pursuant to Regulation S-K Item 601(b)(10)(iv) of the Securities Act of 1933, as amended. Certain confidential information has been excluded from the exhibit because it (i) is not material and (ii) would likely cause competitive harm to CorVel if publicly disclosed. An unredacted copy of the exhibit will be provided on a supplemental basis to the SEC upon request.

(P) – Previously filed only in paper.

(b) Exhibits

The exhibits filed as part of this annual report are listed under Item 15(a)(3) of this annual report.

(c) Financial Statement Schedule

The Financial Statement Schedule required by Regulation S-X and Item 8 of Form 10-K is listed under Item 15(a)(2) of this annual report.

Item 16. *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CorVel Corporation

By: /s/ Michael G. Combs
                Michael G. Combs
Chairman of the Board, Chief Executive Officer, and President
(Principal Executive Officer)

Date: May 23, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL G. COMBS Michael G. Combs	Chairman of the Board, Chief Executive Officer, and President (Principal Executive Officer)	May 23, 2025
/s/ BRANDON T. O'BRIEN Brandon T. O'Brien	Chief Financial Officer (Principal Financial Officer)	May 23, 2025
/s/ JENNIFER L. YOSS Jennifer L. Yoss	Vice President, Accounting (Principal Accounting Officer)	May 23, 2025
/s/ ALAN R. HOOPS Alan R. Hoops	Director	May 23, 2025
/s/ STEVEN J. HAMERSLAG Steven J. Hamerslag	Director	May 23, 2025
/s/ R. JUDD JESSUP R. Judd Jessup	Director	May 23, 2025
/s/ JOANNA C. BURKEY Joanna C. Burkey	Director	May 23, 2025
/s/ JEFFREY J. MICHAEL Jeffrey J. Michael	Director	May 23, 2025

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "predicts," "believes," "seeks," "estimates," "potential," "continue," "strive," "ongoing," "may," "will," "would," "could," "should," as well as variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance.

The Company disclaims any obligations to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise. Actual future performance, outcomes, and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include without limitation; general industry and economic conditions, including a decreasing number of national claims due to a decreasing number of injured workers; competition from other managed care companies and third party administrators; the ability to expand certain areas of the Company's business; growth in the Company's sale of TPA services; shifts in customer demands; the ability of the Company to produce market-competitive software; changes in operating expenses, including employee wages, benefits, and medical inflation; cost of capital and capital requirements; dependence on key personnel; the impact of potential cybersecurity incidents; existing and possible litigation and legal liability in the course of operations and the Company's ability to resolve such litigation; governmental and public policy changes, including but not limited to legislative and administrative law and rule implementation or change; the impact of recently issued accounting standards on the Company's consolidated financial statements; the continued availability of financing in the amounts and at the terms necessary to support the Company's future business and the other risks identified in Part I, Item 1A of this annual report, "Risk Factors."

Overview

The Company is an independent nationwide provider of medical cost containment and managed care services designed to address the escalating medical costs of workers' compensation benefits, automobile insurance claims, and group health insurance benefits. The Company's services are provided to insurance companies, TPAs, governmental entities, and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with healthcare claims.

Network Solutions Services

The Company's network solutions services are designed to reduce the price paid by its customers for medical services rendered in workers' compensation cases, automobile insurance policies, and group health insurance policies. The network solutions services offered by the Company include automated medical fee auditing, preferred provider management and reimbursement services, retrospective utilization review, facility claim review, professional review, pharmacy services, directed care services, Medicare solutions, clearinghouse services, independent medical examinations, and inpatient medical bill review. Network solutions services also include revenue from the Company's directed care network (known as CareIQ), including imaging, physical therapy, durable medical equipment, and translation and transportation.

Patient Management Services

In addition to its network solutions services, the Company offers a range of patient management services, which involve working one-on-one with injured employees and their various healthcare professionals, employers and insurance company adjusters. Patient management services include claims management and all services sold to claims management customers, case management, 24/7 nurse triage, utilization management, vocational rehabilitation, and life care planning. The services are designed to monitor the medical necessity and appropriateness of healthcare services provided to workers' compensation and other healthcare claimants and to expedite return to work. The Company offers these services on a stand-alone basis, or as an integrated component of its medical cost containment services. Patient management services include the processing of claims for self-insured payors with respect to property and casualty insurance.

Organizational Structure

The Company's management is structured geographically with regional vice presidents who are responsible for all services provided by the Company in his or her particular region and responsible for the operating results of the Company in multiple states. These regional vice presidents have area and district managers who are also responsible for all services provided by the Company in their given area and district.

Business Enterprise Segments

The Company operates in one reportable operating segment, managed care. The Company's services are delivered to its customers through its local offices in each region and financial information for the Company's operations follows this service delivery model. All regions provide the Company's patient management and network solutions services to customers. Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 280-10, "Segment Reporting" establishes standards for the way that public business enterprises report information about operating segments in annual and interim consolidated financial statements. The Company's internal financial reporting is segmented geographically, as discussed above, and managed on a geographic rather than service line basis, with virtually all of the Company's operating revenue generated within the United States.

Under FASB ASC 280-10, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: (i) the nature of products and services; (ii) the nature of the production processes; (iii) the type or class of customer for their products and services; and (iv) the methods used to distribute their products or provide their services. The Company believes each of its regions meet these criteria as each provides similar services and products to similar customers using similar methods of production and distribution.

Because we believe we meet each of the criteria set forth above and each of our regions have similar economic characteristics, we aggregate our results of operations in one reportable operating segment, managed care.

Number of Working Days

We are affected by the change in working days in a given quarter. There are generally fewer working days for our employees to generate revenue in the third fiscal quarter due to employee vacations, inclement weather and holidays.

Summary of Fiscal 2025 Annual Results

The Company had revenues of $896 million in fiscal 2025, an increase of $100 million, or 13%, compared to $795 million for fiscal 2024. This increase was due to an increase in revenues from both patient management and network solutions activity primarily with new customers.

During fiscal 2025, the Company's gross profit increased to $210 million from $172 million in fiscal 2024, an increase of $38 million, or 22%. This increase was primarily due to the increase of 13% in revenue mentioned above. This was offset by an increase in salaries by 9% resulting from increased average headcount of 6% in field operations.

During fiscal 2025, the Company's general and administrative expenses increased to $88.9 million from $76.6 million in fiscal 2024, an increase of $12.3 million, or 16%. In fiscal 2024, the Company had a one-time decrease in general and administrative expenses due to a one-time insurance recovery settlement from a lawsuit in 2011. The Company expects general and administrative expenses to grow at the same rate as revenues.

During fiscal 2025, the Company's net income before tax increased to $120.8 million from $95.1 million in fiscal 2024, an increase of $25.7 million, or 27%. The increase was primarily due to an increase in revenues and pretax margin.

During fiscal 2025, the Company's income tax expense increased to $25.7 million from $18.8 million in fiscal 2024, an increase of $6.8 million, or 36%. The increase was due to an increase in income before income taxes. The Company's effective income tax rate was 21% for fiscal year 2025 and 20% for fiscal year 2024.

Diluted weighted average shares were 52.0 million shares in fiscal 2025 and fiscal 2024, with a decrease of 47,000 shares, or 0.1%. This decrease was primarily due to the repurchase of 377,154 shares of common stock in fiscal 2025 under the Company's stock repurchase program. Since commencing this program in the fall of 1996, the Company has repurchased 114,476,691 shares of its common stock through March 31, 2025, at a cost of $832 million. These repurchases were funded primarily from the Company's operating cash flows.

Diluted earnings per share increased to $1.83 per share in fiscal 2025 from $1.47 per share in fiscal 2024, an increase of $0.36 per share, or 24%. The increase in diluted earnings per share was primarily due to an increase in net income.

During fiscal 2025, the Company effected a three-for-one forward stock split of its common stock. All prior period share, equity award and per share amounts and calculations in this annual report and in the consolidated financial statements contained in this annual report have been retroactively adjusted to reflect the stock split.

Results of Operations

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, automobile insurance claims, and group health insurance benefits. Patient management services include claims management and all services sold to claims management customers, case management, 24/7 nurse triage, utilization management, vocational rehabilitation, and life care planning. Network solutions services include fee schedule auditing, hospital bill auditing, pharmacy, independent medical examinations, directed care services, diagnostic imaging review services and preferred provider referral services. The percentages of total revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2025, 2024 and 2023 are listed below.

	2025	2024	2023
Patient management services	64.9%	66.6%	66.6%
Network solutions services	35.1%	33.4%	33.4%
	100.0%	100.0%	100.0%

As noted in the table above, revenue from patient management services decreased from fiscal 2023 to fiscal 2025 and network solutions services grew from fiscal 2023 to fiscal 2025. This is primarily due to the Company's increased focus in enhanced bill review programs services, which are included within network solutions services.

The following table shows the consolidated statements of income for the fiscal years ended March 31, 2025, 2024 and 2023, and the dollar changes, as well as the percentage changes for each fiscal year. The following amounts are in thousands, except per share data and percentages.

	Fiscal 2025	Fiscal 2024	Fiscal 2023	Amount Change from Fiscal 2024 to 2025	Amount Change from Fiscal 2023 to 2024	Percent Change from Fiscal 2024 to 2025	Percent Change from Fiscal 2023 to 2024
Revenues	$ 895,589	$ 795,311	$ 718,562	$ 100,278	$ 76,749	12.6%	10.7%
Cost of revenues	685,861	623,618	560,303	62,243	63,315	10.0	11.3
Gross profit	209,728	171,693	158,259	38,035	13,434	22.2	8.5
General and administrative	88,904	76,592	73,705	12,312	2,887	16.1	3.9
Income before income taxes	120,824	95,101	84,554	25,723	10,547	27.0	12.5
Income tax provision	25,659	18,849	18,189	6,810	660	36.1	3.6
Net income	$ 95,165	$ 76,252	$ 66,365	$ 18,913	$ 9,887	24.8%	14.9%
Net income per share:							
Basic	$ 1.85	$ 1.48	$ 1.28	$ 0.37	$ 0.20	25.0%	15.6%
Diluted	$ 1.83	$ 1.47	$ 1.26	$ 0.36	$ 0.21	24.5%	16.7%
Weighted average shares used in net income per share:							
Basic	51,379	51,366	51,984	13	(618)	0.0%	(1.2%)
Diluted	51,994	52,041	52,776	(47)	(735)	(0.1%)	(1.4%)

As previously identified in Part I, Item 1A of this annual report, "Risk Factors," the Company's ability to maintain or grow revenues is subject to several risks including, but not limited to, changes in government regulations, exposure to litigation and the ability to add or retain customers. Any of these, or a combination of all of them, could have a material and adverse effect on the Company's results of operations going forward.

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in the Company's consolidated statements of income. The Company's past operating results are not necessarily indicative of future operating results. The percentages for the fiscal years ended March 31, 2025, 2024 and 2023 are as follows:

Income Statement Percentages	2025	2024	2023
Revenues	100.0%	100.0%	100.0%
Cost of revenues	76.6%	78.4%	78.0%
Gross profit	23.4%	21.6%	22.0%
General and administrative	9.9%	9.6%	10.3%
Income before income taxes	13.5%	12.0%	11.7%
Income tax provision	2.9%	2.4%	2.5%
Net income	10.6%	9.6%	9.2%

Revenue

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, automobile insurance claims, and group health insurance benefits.

Change in Revenue

Fiscal 2025 Compared to Fiscal 2024

Revenues increased to $896 million in fiscal 2025 from $795 million in fiscal 2024, an increase of $100 million, or 13%. Patient management services increased to $581 million from $530 million, an increase from fiscal 2024 of 10%. This increase is primarily due to higher revenue from the Company's TPA and related services. Total new claims increased by 5% during fiscal 2025 compared to fiscal 2024. Network solutions services revenues increased to $314 million from $265 million, an increase from fiscal 2024 of 19%. This increase is primarily due to increases in enhanced bill review programs services, which resulted in higher revenue per bill. Most of the increase is primarily attributable to the growth with new customers in managed care and enterprise companies and, to a lesser extent, growth with existing customers in enhanced bill review programs services.

Fiscal 2024 Compared to Fiscal 2023

Revenues increased to $795 million in fiscal 2024 from $719 million in fiscal 2023, an increase of $77 million, or 11%. Patient management services increased to $530 million from $479 million, an increase of 11%. This increase is primarily due to higher revenue from the Company's TPA and related services. Total new claims increased by 4% during fiscal 2024 compared to fiscal 2023. Network solutions services revenues increased to $265 million from $240 million, an increase of 11%. This increase is primarily due to increases in enhanced bill review programs services, which resulted in higher revenue per bill. Most of the increase in revenues resulted from an increase in activity and services provided for existing customers.

Cost of Revenue

The Company's cost of revenues consists of direct expenses, costs directly attributable to the generation of revenue, and indirect costs which are incurred to support the operations in the field offices which generate the revenue. Direct expenses primarily include (i) case manager and bill review analysts' salaries, along with related payroll taxes and fringe benefits, and (ii) costs associated with independent medical examinations (known as IME), prescription drugs, and MRI, physical therapy, and durable medical equipment providers. Most of the Company's revenues are generated in offices which provide both patient management services and network solutions services. The largest of the field indirect costs are (i) manager salaries and bonuses, (ii) account executive base pay and commissions, (iii) salaries of administrative and clerical support, field systems personnel and PPO network developers, along with related payroll taxes and fringe benefits, and (iv) office rent. During fiscal 2025 and 2024, approximately 33% and 34%, respectively, of the costs incurred in the field were considered field indirect costs, which support both the patient management services and network solutions services operations of the Company's field operations.

Change in Cost of Revenue

Fiscal 2025 Compared to Fiscal 2024

The Company's cost of revenues increased to $686 million in fiscal 2025 from $624 million in fiscal 2024, an increase of $62 million, or 10%. The increase in cost of revenues was primarily due to the increase in total revenues of 13%. Just over half the Company's cost of revenue is labor cost. Additionally, there was an increase in salaries of 9% resulting from increased average headcount of 6% in field operations and growth in average annual salary increases due to wage inflation. Headcount increased due to an increase in business volume.

Fiscal 2024 Compared to Fiscal 2023

The Company's cost of revenues increased to $624 million in fiscal 2024 from $560 million in fiscal 2023, an increase of $63 million, or 11%. The increase in cost of revenues was primarily due to the increase in total revenues of 11%. Just over half the Company's cost of revenue is labor cost. Additionally, there was an increase in salaries of 10% resulting from increased average headcount of 8% in field operations and growth in average annual salary increases due to wage inflation. Headcount increased due to an increase in business volume.

General and Administrative Expense

During fiscal years 2025, 2024 and 2023, approximately 44%, 51%, and 49%, respectively, of general and administrative costs consisted of corporate systems costs, which include the corporate systems support, implementation and training, rules engine development, national IT strategy and planning, depreciation of hardware costs in the Company's corporate offices and backup data center, the Company's nationwide area network, and other systems related costs. The Company includes all IT-related costs managed by the corporate office in general and administrative whereas the field IT-related costs are included in the cost of revenues. The remaining general and administrative costs consist of national marketing, national sales support, corporate legal, corporate insurance, human resources, accounting, product management, new business development, and other general corporate expenses.

Change in General and Administrative Expense

Fiscal 2025 Compared to Fiscal 2024

General and administrative expenses increased to $88.9 million in fiscal 2025 from $76.6 million in fiscal 2024, an increase of $12.3 million, or 16%. This increase was primarily due to a one-time insurance recovery settlement from a lawsuit in 2011 during fiscal 2024. The Company expects general and administrative expenses to grow at the same rate as revenues.

Fiscal 2024 Compared to Fiscal 2023

General and administrative expenses increased to $76.6 million in fiscal 2024 from $73.7 million in fiscal 2023, an increase of $2.9 million, or 4%. This increase was primarily due to an increase in corporate system costs due to an increase of spending in developed software.

Income Tax Provision

Fiscal 2025 Compared to Fiscal 2024

The Company's income tax expense increased to $25.7 million for fiscal 2025 from $18.8 million for fiscal 2024, an increase of $6.8 million. Income before income tax provision increased to $121 million in fiscal 2025 from $95 million in fiscal 2024, an increase of $25.7 million. The Company's effective income tax rate was 21% for fiscal 2025 and 20% for fiscal 2024. The effective tax rate is less than the statutory tax rate primarily due to the impact of stock option exercises for both periods.

Fiscal 2024 Compared to Fiscal 2023

The Company's income tax expense increased to $18.8 million for fiscal 2024 from $18.2 million for fiscal 2023, an increase of $0.7 million. Income before income tax provision increased to $95.1 million in fiscal 2024 from $84.6 million in fiscal 2023, an increase of $10.5 million. The Company's effective income tax rate was 20% for fiscal 2024 and 22% for fiscal 2023. The effective tax rate is less than the statutory tax rate primarily due to the impact of stock option exercises for both periods.

Net Income

Fiscal 2025 Compared to Fiscal 2024

The Company's net income was $95.2 million in fiscal 2025 and $76.3 million in fiscal 2024, an increase of $18.9 million, or 25%. The increase was primarily due to an increase in revenues and pretax margin.

Fiscal 2024 Compared to Fiscal 2023

The Company's net income was $76.3 million in fiscal 2024 and $66.4 million in fiscal 2023, an increase of $9.9 million, or 14.9%. The increase in revenues was offset by a slight decrease in gross profit margin. The increase in cost of revenue is due to an increase in headcount.

Earnings per Share

Fiscal 2025 Compared to Fiscal 2024

The Company's diluted earnings per share increased to $1.83 per share in fiscal 2025 from $1.47 per share in fiscal 2024, an increase of $0.36 per share, or 24%. This was primarily due to an increase in net income.

Fiscal 2024 Compared to Fiscal 2023

The Company's diluted earnings per share increased to $1.47 per share in fiscal 2024 from $1.26 per share in fiscal 2023, an increase of $0.21 per share, or 16.7%. This was primarily due to an increase in net income.

Liquidity and Capital Resources

The Company manages its liquidity and financial position in the context of its overall business strategy. The Company continually forecasts and manages its cash, investments, working capital balances and capital structure to meet the short- and long-term obligations of its businesses while seeking to maintain liquidity and financial flexibility. Cash flows generated from operating activities are principally from earnings before non-cash expenses. The risk of decreased operating cash flow from a decline in earnings is partially mitigated by the diversity of the Company's services, geographies and customers, and the Company has had virtually no interest-bearing debt for the past 33 years.

The Company has historically funded its operations and capital expenditures primarily from cash flow from operations, and to a lesser extent, stock option exercises. The Company's net accounts receivables have ranged from 41 to 43 days of average sales for the fiscal years ended March 31, 2025, 2024 and 2023. The Company expects days sales outstanding (known as DSO) to remain in the low to mid 40-day range. The Company's historical profit margins and historical ratio of investments in assets used in the business has allowed the Company to generate sufficient cash flow to repurchase $832 million of its common stock during the past 29 fiscal years, on inception-to-date net earnings of $903 million. The Company repurchases shares during periods of excess liquidity, which has occurred in all 34 years that the Company has been public. Should the Company have lower income or cash flows, it could reduce or eliminate repurchases under the stock repurchase program until earnings and cash flow improved. Working capital increased to $183 million at March 31, 2025, from $118 million at March 31, 2024. This is primarily due to the increase in net income, and to a lesser extent, a decrease in spending to repurchase shares of the Company's common stock under its stock repurchase program.

The Company is not a party to off-balance sheet arrangements as defined by the SEC. However, from time to time the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. The contracts primarily relate to: (i) certain contracts to perform services, under which the Company may provide customary indemnification for the purchases of such services, (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises, and (iii) certain agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of certain actions taken by such persons, acting in their respective capacities within the Company. The terms of such customary obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the Company's balance sheets for any of the periods presented.

The Company believes that cash from operations and funds from exercises of stock options granted to employees are adequate to fund existing obligations, repurchase shares of the Company's common stock under its current stock repurchase program, introduce new services, and continue to develop the Company's healthcare related services for at least the next twelve months. Should the Company have lower income or cash flows, it could reduce or eliminate repurchases under the stock repurchase program until earnings and cash flow have returned to comfortable levels. The Company regularly evaluates cash requirements for current operations, commitments, capital acquisitions, and other strategic transactions. The Company may elect to raise additional funds for these purposes, through debt or equity financings or otherwise, as appropriate. However, additional equity or debt financing may not be available when needed, with terms favorable to the Company or at all.

As of March 31, 2025, the Company had $171 million in cash and cash equivalents, invested primarily in short-term, interest-bearing, highly-liquid, investment-grade securities with maturities of 90 days or less.

The Company believes that the cash balance at March 31, 2025, along with anticipated internally-generated funds will be sufficient to meet the Company's expected cash requirements for at least the next twelve months and beyond.

Operating Cash Flows

Fiscal 2025 Compared to Fiscal 2024

Net cash provided by operating activities increased to $127.3 million in fiscal 2025 from $99.2 million in fiscal 2024, an increase of $28.1 million. The increase in cash flow from operating activities was primarily due to an increase in net income of $18.9 million during fiscal 2025. Additionally, accounts receivable increased at a lesser rate than prior year due to improvement in days sales outstanding.

Fiscal 2024 Compared to Fiscal 2023

Net cash provided by operating activities increased to $99.2 million in fiscal 2024 from $82.3 million in fiscal 2023, an increase of $16.9 million. The increase in cash flow from operating activities was primarily due to an increase in net income of $9.9 million during fiscal 2024.

Investing Activities

Fiscal 2025 Compared to Fiscal 2024

Net cash flow used in investing activities increased to $35.8 million in fiscal 2025 from $29.2 million in fiscal 2024, an increase of $6.5 million. This increase in investing activity was primarily due to an increase in software development efforts. The Company expects future expenditures for property and equipment to increase if revenues increase.

Fiscal 2024 Compared to Fiscal 2023

Net cash flow used in investing activities increased to $29.2 million in fiscal 2024 from $26.3 million in fiscal 2023, an increase of $2.9 million. This increase in investing activity was primarily due to an increase in software development efforts. The Company expects future expenditures for property and equipment to increase if revenues increase.

Financing Activities

Fiscal 2025 Compared to Fiscal 2024

Net cash flow used in financing activities decreased to $26.5 million in fiscal 2025 from $35.8 million in fiscal 2024, a decrease of $9.2 million. During fiscal 2025, the Company spent $37.6 million to repurchase 377,154 shares of its common stock (at an average price of $99.71 per share). During fiscal 2024, the Company spent $45.7 million to repurchase 645,939 shares of its common stock (at an average price of $70.76 per share).

If the Company continues to generate cash flow from operating activities, the Company may continue to repurchase shares of its common stock on the open market, if authorized by the Company's Board of Directors pursuant to the Company's stock repurchase program, or seek to identify other businesses to acquire. The Company has historically used cash provided by operating activities and from the exercise of stock options to repurchase stock. The Company expects that it may use some of the cash on the balance sheet at March 31, 2025, to repurchase additional shares of its common stock in the future.

Fiscal 2024 Compared to Fiscal 2023

Net cash flow used in financing activities decreased to $35.8 million in fiscal 2024 from $82.1 million in fiscal 2023, a decrease of $46.4 million. During fiscal 2024, the Company spent $45.7 million to repurchase 645,939 shares of its common stock (at an average price of $70.76 per share). During fiscal 2023, the Company spent $93.7 million to repurchase 1,794,723 shares of its common stock (at an average price of $52.19 per share).

Litigation

The Company is involved in litigation arising in the ordinary course of business. Management believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the consolidated financial position or results of operations of the Company.

Inflation

The Company experiences pricing pressures in the form of competitive prices. The Company is also impacted by rising costs for certain inflation-sensitive operating expenses such as labor, employee benefits, and facility leases. The Company does not believe these impacts were material to its revenues or net income in fiscal 2025; however, the Company believes inflation could have a material impact to pricing and operating expenses in future years due to the state of the economy and current inflation rates.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses, and the disclosure of contingent assets and liabilities at the date of our consolidated financial statements.

We periodically evaluate our estimates and assumptions, including those relating to revenue recognition, leases, allowance for uncollectible accounts, goodwill and long-lived assets, accrual for self-insured costs, accounting for income taxes, legal and other contingencies, share-based compensation, and software development costs. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. We believe the following significant accounting estimates may involve a higher degree of judgment and complexity. The following is not intended to be a comprehensive list of our accounting policies. See Note 1, "Summary of Significant Accounting Policies" in the notes to our consolidated financial statements for other significant accounting policies.

Revenue Recognition: Revenue is recognized when control of the promised services is transferred to the Company's customers in an amount that reflects the consideration expected to be entitled to in exchange for those services. As the Company completes its performance obligations, which are identified below, it has an unconditional right to consideration as outlined in the Company's contracts. Generally, the Company's billed accounts receivable are expected to be collected in 30 days in accordance with the underlying payment terms. For many of the Company's services, the Company typically has one performance obligation; however, it also provides the customer with an option to acquire additional services. The Company offers multiple services under its patient management and network solutions service lines. The Company typically provides a menu of offerings from which the customer may choose to purchase. The price of each service is separate and distinct and provides a separate and distinct value to the customer. Pricing is generally consistent for each service irrespective of the other services or quantities requested by the customer. Revenue is recognized based upon the transfer of the results of the medical bill review service to the customer as this is the most accurate depiction of the transfer of the service to the customer. Medical bill review revenues are variable, generally based on performance metrics set forth in the underlying contracts. Each period, the Company bases its estimates on a contract-by-contract basis. The Company makes its best estimate of amounts the Company has earned and expects to be collected using historical averages and other factors to project such revenues. Variable consideration is recognized in the amount that the Company concludes is probable that a significant revenue reversal will not occur in future periods.

In transactions related to third-party service revenue, which includes pharmacy, directed care services and other services provided by the Company's integrated network solutions services, the Company is considered the principal, as it directs the third party, controls the specified service, performs program utilization review, directs payment to the provider, accepts the financial risk of loss associated with services rendered and combines the services provided into an integrated solution, as specified within the Company's customer contracts. The Company has the ability to influence contractual fees with customers and possesses the financial risk of loss in certain contractual obligations. These factors indicate the Company is the principal and, as such, it is required to recognize revenue gross and service partner vendor fees in the cost of revenue in the Company's consolidated income statements.

Leases: The Company determines if an arrangement includes a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term; and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease, renewal date of the lease or significant remodeling of the lease space based on the present value of the remaining future minimum lease payments. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and short-term and long-term lease liabilities, as applicable.

Operating and financing lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, we utilize our incremental borrowing rate to discount lease payments, which reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The Company's leases may include options to extend or terminate the lease which are included in the lease term when it is reasonably certain that we will exercise any such options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Allowance for Expected Credit Losses: The Company determines its allowance for uncollectible accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customers' current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible.

The Company must make significant judgments and estimates in determining contractual and bad debt allowances in any accounting period. One significant uncertainty inherent in the Company's analysis is whether its past experience will be indicative of future periods. Although the Company considers future projections when estimating contractual and bad debt allowances, the Company ultimately makes its decisions based on the best information available to it at the time the decision is made. Adverse changes in general economic conditions or trends in reimbursement amounts for the Company's services could affect the Company's contractual and bad debt allowance estimates, collection of accounts receivable, cash flows, and results of operations.

Segment Reporting: Based on the Company's Chief Operating Decision Maker's ("CODM") review and assessment of the Company's operations for purposes of performance monitoring and resource allocation, the Company determined that its operations and the decisions to allocate resources and deploy capital are organized and managed on a consolidated basis. Accordingly, management has identified one operating segment, which is its reportable segment, under this organizational and reporting structure.

Goodwill and Long-Lived Assets: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to ASC 350-10 through ASC 350-30, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate the potential for impairment. Also, management tests for impairment of its amortizable intangible assets and long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test is conducted at the company level. The measurement of fair value is based on an evaluation of market capitalization. Management considers industry growth rates and trends and cost structure changes. Based on the Company's tests and reviews, no impairment of its goodwill, intangible assets, or other long-lived assets existed at March 31, 2025 or March 31, 2024. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets.

Accrual for Self-insurance Costs: The Company accrues for the group medical costs and workers' compensation costs of its employees based on claims filed and an estimate of claims incurred but not reported as of each balance sheet date. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents. However, it is possible that recorded accruals may not be adequate to cover the future payment of claims. Adjustments, if any, to estimated accruals resulting from ultimate claim payments will be reflected in earnings during the periods in which such adjustments are determined. The Company's self-insured liabilities contain uncertainties because management is required to make assumptions and judgments to estimate the ultimate cost to settle reported claims and claims incurred but not reported at the balance sheet date.

The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate its self-insured liabilities. However, if actual results are not consistent with these estimates or assumptions, the Company may be exposed to losses or gains that could be material.

Accounting for Income Taxes: The Company records a tax provision for the anticipated tax consequences of its reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently-enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with future reversals of existing taxable temporary differences, will be sufficient to fully recover the deferred tax assets. In the event that the Company determines all or part of the net deferred tax assets are not realizable in the future, the Company will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's financial condition and operating results. The significant assumptions and estimates described above are important contributors to our ultimate effective tax rate in each year.

Legal and Other Contingencies: As discussed in Part I, Item 3 of this annual report, "Legal Proceedings" and in Note 10, "Contingencies and Legal Proceedings" in the notes to our consolidated financial statements, the Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty.

Share-Based Compensation: The Company accounts for share-based compensation in accordance with the provisions of ASC Topic 718 "Compensation – Stock Compensation". Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's term, and the Company's expected annual dividend yield. The Company issues performance-based stock options which vest only upon the Company's achievement of certain earnings per share targets on a calendar year basis, as determined by the Company's Board of Directors. These options were valued in the same manner as the time-based options. However, the Company only recognizes stock compensation expense to the extent that the targets are determined to be probable of being achieved, which triggers the vesting of the performance options. The Company's management believes that this valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted in fiscal 2025. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material.

Software Development Costs: Development costs incurred in the research and development of new software products and enhancements to existing software products for internal use are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional external software development costs are capitalized and amortized on a straight-line basis over the estimated economic life of the related product, which is typically five years. The Company performs an annual review of the estimated economic life and the recoverability of such capitalized software costs. If a determination is made that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, any remaining capitalized amounts are written off. Although the Company believes that its approach to estimates and judgments as described herein is reasonable, actual results could differ and the Company may be exposed to increases or decreases in revenue that could be material.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, to require disaggregated disclosure of certain income statement expense line items, such as purchases of inventory, employee compensation, and depreciation and amortization. The new standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied prospectively, but retrospective application is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, a new accounting standard to enhance the transparency and decision usefulness of income tax disclosures. The new standard is effective for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires more detailed information about a reportable segment's expenses. The new standard is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024, with retrospective application required. The Company adopted this pronouncement retrospectively in the fiscal year of 2025 and provided required disclosures in *Note 12 Segment Reporting* to the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CorVel Corporation

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CorVel Corporation (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes and financial statement schedule (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

<u>Revenue Recognition - Refer to Note 2 to the Consolidated Financial Statements</u>

Critical Audit Matter Description:

The Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Certain services involve estimation of the related transaction price that, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management's judgments. Revenues that are most significantly impacted by management's estimates and judgments include (i) bill review services that contain contractual provisions that allow the customer to compensate the Company only for services that it utilizes and (ii) directed care services at period-end for which the Company has not been billed by the related providers.

How the Critical Matter was Addressed in the Audit:

The primary procedures we performed to address this critical audit matter included the following, among others:

- We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to estimate the most likely amount of consideration to which the Company will be entitled in exchange for transferring the promised services to a customer. We tested the effectiveness of certain controls over revenue recognition, including management's controls over the methodology used to determine estimated revenues.

- We evaluated the reasonableness of management's estimates through tests of the underlying data used by the Company to determine related bill review revenue estimates. We examined customer contracts and analyzed historical utilization analyses completed by the Company.

- We tested assumptions used in management's calculations of period-end directed care revenues by analyzing historical time lag patterns between the provision of service and provider invoicing. We also examined trends associated with the number of period-end provider referrals and performed gross margin reasonableness analyses to evaluate management's estimates.

- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the consolidated financial statements.

/s/ HASKELL & WHITE LLP

We have served as the Company's auditor since 2006.

Irvine, California
May 23, 2025

CORVEL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,		March 31,	
	2025		**2024**	
ASSETS				
Current Assets				
Cash and cash equivalents	$	170,584,000	$	105,563,000
Customer deposits		101,472,000		88,142,000
Accounts receivable (less allowance for expected credit losses of $7,690,000 at March 31, 2025 and $4,245,000 at March 31, 2024)		104,126,000		97,108,000
Prepaid expenses and income taxes		10,507,000		11,418,000
Total current assets		386,689,000		302,231,000
Property and equipment, net		92,052,000		85,892,000
Goodwill		36,814,000		36,814,000
Other intangible assets, net		438,000		821,000
Right-of-use asset, net		20,825,000		24,058,000
Deferred tax asset, net		8,704,000		3,545,000
Other assets		454,000		1,318,000
Total assets	$	545,976,000	$	454,679,000
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts and income taxes payable	$	16,792,000	$	16,631,000
Accrued liabilities		187,244,000		167,868,000
Total current liabilities		204,036,000		184,499,000
Long-term lease liabilities		19,953,000		22,533,000
Total liabilities		223,989,000		207,032,000
Commitments and contingencies				
Stockholders' Equity				
Common stock, $.0001 par value: 360,000,000 shares authorized at March 31, 2025 and 2024; 165,836,235 shares issued (51,359,544 shares outstanding, net of treasury shares) and 165,486,225 shares issued (51,386,688 shares outstanding, net of treasury shares) at March 31, 2025 and March 31, 2024, respectively		5,000		3,000
Paid-in-capital		250,407,000		233,629,000
Treasury stock, at cost (114,476,691 and 114,099,537 shares at March 31, 2025 and 2024, respectively)		(831,510,000)		(793,905,000)
Retained earnings		903,085,000		807,920,000
Total stockholders' equity		321,987,000		247,647,000
Total liabilities and stockholders' equity	$	545,976,000	$	454,679,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended March 31,		
	2025	2024	2023
Revenues	$ 895,589,000	$ 795,311,000	$ 718,562,000
Cost of revenues	685,861,000	623,618,000	560,303,000
Gross profit	209,728,000	171,693,000	158,259,000
General and administrative	88,904,000	76,592,000	73,705,000
Income before income taxes	120,824,000	95,101,000	84,554,000
Income tax provision	25,659,000	18,849,000	18,189,000
Net income	$ 95,165,000	$ 76,252,000	$ 66,365,000
Net income per share:			
Basic	$ 1.85	$ 1.48	$ 1.28
Diluted	$ 1.83	$ 1.47	$ 1.26
Weighted average shares outstanding:			
Basic	51,379,000	51,366,000	51,984,000
Diluted	51,994,000	52,041,000	52,776,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares	Stock Amount	Paid-in-Capital	Treasury Shares	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance – March 31, 2022	164,366,136	$ 3,000	$ 201,609,000	(111,658,875)	$ (654,520,000)	$ 665,303,000	$ 212,395,000
Stock issued under employee stock purchase plan	13,371	—	676,000	—	—	—	676,000
Stock issued under stock option plan, net of shares repurchased	582,591	—	10,856,000	—	—	—	10,856,000
Stock-based compensation expense	—	—	5,559,000	—	—	—	5,559,000
Purchase of treasury stock	—	—	—	(1,794,723)	(93,675,000)	—	(93,675,000)
Net income	—	—	—	—	—	66,365,000	66,365,000
Balance – March 31, 2023	164,962,098	3,000	218,700,000	(113,453,598)	(748,195,000)	731,668,000	202,176,000
Stock issued under employee stock purchase plan	9,534	—	681,000	—	—	—	681,000
Stock issued under stock option plan, net of shares repurchased	514,593	—	9,266,000	—	—	—	9,266,000
Stock-based compensation expense	—	—	4,982,000	—	—	—	4,982,000
Purchase of treasury stock	—	—	—	(645,939)	(45,710,000)	—	(45,710,000)
Net income	—	—	—	—	—	76,252,000	76,252,000
Balance – March 31, 2024	165,486,225	3,000	233,629,000	(114,099,537)	(793,905,000)	807,920,000	247,647,000
Stock issued under employee stock purchase plan	7,129	—	749,000	—	—	—	749,000
Stock issued under stock option plan, net of shares repurchased	342,881	—	10,317,000	—	—	—	10,317,000
Stock-based compensation expense	—	—	5,714,000	—	—	—	5,714,000
Purchase of treasury stock	—	—	—	(377,154)	(37,605,000)	—	(37,605,000)
Adjusted shares outstanding	—	2,000	(2,000)	—	—	—	—
Net income	—	—	—	—	—	95,165,000	95,165,000
Balance – March 31, 2025	165,836,235	$ 5,000	$ 250,407,000	(114,476,691)	$ (831,510,000)	$ 903,085,000	$ 321,987,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended March 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 95,165,000	$ 76,252,000	$ 66,365,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	29,536,000	26,252,000	25,121,000
Loss on write down or disposal of property, capitalized software or investment	443,000	290,000	415,000
Stock compensation expense	5,714,000	4,982,000	5,559,000
Provision for expected credit losses	3,445,000	1,828,000	1,216,000
Deferred income taxes	(5,159,000)	(3,321,000)	(1,913,000)
Changes in operating assets and liabilities:			
Accounts receivable	(10,463,000)	(17,902,000)	336,000
Customer deposits	(13,330,000)	(8,120,000)	(10,241,000)
Prepaid expenses and income taxes	910,000	(32,000)	3,738,000
Other assets	863,000	60,000	(919,000)
Accounts and income taxes payable	162,000	1,322,000	(4,395,000)
Accrued liabilities	19,376,000	15,290,000	(4,361,000)
Operating lease liabilities	653,000	2,336,000	1,367,000
Net cash provided by operating activities	127,315,000	99,237,000	82,288,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(35,755,000)	(29,240,000)	(26,320,000)
Net cash used in investing activities	(35,755,000)	(29,240,000)	(26,320,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Exercise of employee stock purchase options	749,000	681,000	676,000
Exercise of common stock options	10,317,000	9,266,000	10,856,000
Purchase of treasury stock	(37,605,000)	(45,710,000)	(93,675,000)
Net cash used in financing activities	(26,539,000)	(35,763,000)	(82,143,000)
Net increase (decrease) in cash and cash equivalents	65,021,000	34,234,000	(26,175,000)
Cash and cash equivalents at beginning of year	105,563,000	71,329,000	97,504,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 170,584,000	$ 105,563,000	$ 71,329,000
Supplemental cash flow information			
Income taxes paid	$ 28,095,000	$ 22,874,000	$ 19,993,000
Accrual of software license purchase	$ —	$ —	$ 5,273,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Years Ended March 31, 2025, 2024 and 2023

Note 1 — Summary of Significant Accounting Policies

Organization: CorVel Corporation ("CorVel" or "the Company"), incorporated in Delaware in 1987, is an independent nationwide provider of medical cost containment and managed care services designed to address the escalating medical costs of workers' compensation benefits, automobile insurance claims, and group health insurance benefits. The Company's services are provided to insurance companies, TPAs, governmental entities, and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with healthcare claims.

Basis of Presentation: The consolidated financial statements include the accounts of CorVel and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. These changes had no impact on previously-reported results of operations or shareholders' equity.

The Company evaluated all subsequent events and transactions through the date of this filing.

Use of Estimates: The preparation of financial statements in compliance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements. Actual results could differ from those estimates. Significant estimates include the values assigned to intangible assets, capitalized software development, the allowance for expected credit losses, work in process, accrual for income taxes, share-based payments related to performance-based awards, loss contingencies, estimated lives of claims for claims administration revenue recognition, estimates used in stock options valuations, and accrual for self-insurance reserves.

Cash and Cash Equivalents: Cash and cash equivalents consist of short-term, interest-bearing highly-liquid investment-grade securities with maturities of 90 days or less when purchased. The carrying amounts of the Company's financial instruments approximate their fair values at March 31, 2025 and 2024 due to the short-term nature of those instruments. Customer deposits represent cash that is expected to be returned or applied towards payment within one year through the Company's provider reimbursement services.

Fair Value of Financial Instruments: The Company applies ASC 820, "Fair Value Measurements and Disclosures," which defines fair value, establishes a framework for measuring fair value, and provides for disclosures about fair value measurements, with respect to fair value measurements of (i) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company's consolidated financial statements on a recurring basis (at least annually) and (ii) all financial assets and liabilities. ASC 820 prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 - Quoted market prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than those included in Level 1 (for example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets); and

Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in estimating the value of the asset.

The carrying amount of the Company's financial instruments (i.e. cash and cash equivalents, accounts receivable, accounts payable, etc.) approximates their fair values at March 31, 2025 and 2024, due to the short-term nature of those instruments. The Company has no financial instruments that are measured at fair value on a recurring basis.

Revenue Recognition: Revenue is recognized when control of the promised services is transferred to the Company's customers in an amount that reflects the consideration expected to be entitled to in exchange for those services. As the Company completes its performance obligations which are identified in Note 2, it has an unconditional right to consideration as outlined in the Company's contracts. Generally, the Company's billed accounts receivable are expected to be collected in 30 days in accordance with the underlying payment terms. For many of the Company's services, the Company typically has one performance obligation; however, it also provides the customer with an option to acquire additional services. The Company offers multiple services under its patient management and network solutions service lines. The Company typically provides a menu of offerings from which the customer may choose to purchase. The price of each service is separate and distinct and provides a separate and distinct value to the customer. Pricing is generally consistent for each service irrespective of the other services or quantities requested by the customer

Accounts Receivable: The majority of the Company's accounts receivable are due from companies in the property and casualty insurance industries, self-insured employers and governmental entities. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 days and are stated at amounts due from customers net of an allowance for expected credit losses. Those accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable against the reserve when they become uncollectible. Accounts receivable includes $46,493,000 and $42,417,000 of unbilled receivables at March 31, 2025 and 2024, respectively. Unbilled receivables represent the amounts expected to be collected for work performed which has not yet been invoiced to the customer. Unbilled receivables are generally invoiced within one year.

Concentrations of Credit Risk: Substantially all of the Company's customers are payors of workers' compensation benefits and property and casualty insurance, which include insurance companies, third party administrators, self-insured employers and government entities. Credit losses consistently have been within management's expectations. Virtually all of the Company's cash is invested at financial institutions in amounts which exceed the FDIC insurance levels. No customer accounted for 10% or more of revenue for fiscal 2025, 2024 or 2023. Two customers accounted for 10% or more of accounts receivable as of March 31, 2025 and one customer accounted for 10% or more of accounts receivable as of March 31, 2024.

Segment Reporting: Based on the Company's Chief Operating Decision Maker's ("CODM") review and assessment of the Company's operations for purposes of performance monitoring and resource allocation, the Company determined that its operations and the decisions to allocate resources and deploy capital are organized and managed on a consolidated basis. Accordingly, management has identified one operating segment, which is its reportable segment, under this organizational and reporting structure.

Property and Equipment: Additions to property and equipment are recorded at cost.   The Company provides for depreciation on property and equipment using the straight-line method by charges to operations in amounts that allocate the cost of depreciable assets over their estimated lives as follows:

Asset Classification	Estimated Useful Life
Building	40 years
Building Improvements	20 years
Land Improvements	20 years
Leasehold Improvements	Shorter of 5 years or the life of lease
Furniture and Equipment	5 to 7 years
Computer Hardware	2 to 5 years
Computer Software	3 to 5 years

The Company accounts for internally-developed software costs in accordance with ASC 350-40, "Internal Use Software". Capitalized software development costs, intended for internal use, totaled $42,756,000 (net of $170,041,000 in accumulated amortization) and $37,166,000 (net of $155,998,000 in accumulated amortization), as of March 31, 2025 and 2024, respectively. These costs are included in computer software in property and equipment and are amortized over a period of five years.

Long-Lived Assets: The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

Leases: The Company determines if an arrangement includes a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term; and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease, renewal date of the lease or significant remodeling of the lease space based on the present value of the remaining future minimum lease payments. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and short-term and long-term lease liabilities, as applicable.

Operating and financing lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, we utilize our incremental borrowing rate to discount lease payments, which reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The Company's leases may include options to extend or terminate the lease which are included in the lease term when it is reasonably certain that we will exercise any such options. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term.

Goodwill and Indefinite Lived Long-Lived Assets: The Company accounts for its business combinations in accordance with the ASC 805-10 through ASC 805-50, "Business Combinations," which (i) requires that the purchase method of accounting be applied to all business combinations and (ii) addresses the criteria for initial recognition of intangible assets and goodwill. In accordance with ASC 350-10 through ASC 350-30, goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss will be recognized. Based on the Company's tests and reviews, no impairment of its goodwill, intangible assets or other long-lived assets existed at March 31, 2025 and 2024. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets.

Cost of Revenues: Cost of services consists primarily of the compensation and fringe benefits of field personnel, including managers, medical bill analysts, field case managers, telephonic case managers, systems support, administrative support, account managers and account executives, and related facility costs including rent, telephone and office supplies. Historically, the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services.

Income Taxes: The Company provides for income taxes in accordance with provisions specified in ASC 740, "Accounting for Income Taxes". Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the Company's current and past performance, the market environment in which the Company operates, tax-planning strategies and the length of carry-forward periods for loss carry-forwards, if any. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Further, the Company accrues for income tax issues not yet resolved with federal, state and local tax authorities, when it appears more likely than not that a tax liability has been incurred.

Share-Based Compensation: The Company accounts for share-based compensation in accordance with the provisions of ASC Topic 718 "Compensation – Stock Compensation." Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). The Company issues performance-based stock options which vest only upon the Company's achievement of certain earnings per share targets on a calendar year basis, as determined by the Company's Board of Directors. These options were valued in the same manner as the time-based options. However, the Company only recognizes stock compensation expense to the extent that the targets are determined to be probable of being achieved, which triggers the vesting of the performance options.

Accrual for Self-insurance Costs: The Company self-insures for the group medical costs and workers' compensation costs of its employees. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents.

Earnings per Share: Earnings per common share-basic is based on the weighted average number of common shares outstanding during the period. Earnings per common shares-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding is greater for diluted earnings per share due to the effect of stock options.

The difference between the basic weighted average shares and the diluted weighted average shares for each of the fiscal years ended March 31, 2025, 2024 and 2023 is as follows:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Basic weighted average shares	51,379,000	51,366,000	51,984,000
Treasury stock impact of stock options	615,000	675,000	792,000
Diluted weighted average shares	51,994,000	52,041,000	52,776,000

During fiscal 2025, the Company effected a three-for-one forward stock split of its common stock. All prior period share, equity award and per share amounts and calculations in these consolidated financial statements and elsewhere in this annual report have been retroactively adjusted to reflect the stock split.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, to require disaggregated disclosure of certain income statement expense line items, such as purchases of inventory, employee compensation, and depreciation and amortization. The new standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied prospectively, but retrospective application is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, a new accounting standard to enhance the transparency and decision usefulness of income tax disclosures. The new standard is effective for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires more detailed information about a reportable segment's expenses. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with retrospective application required. The Company adopted this pronouncement retrospectively in the fiscal year of 2025 and provided required disclosures in *Note 12 Segment Reporting* to the consolidated financial statements.

Note 2 – Revenue Recognition

Revenue from Contracts with Customers

The Company generates revenue through its patient management and network solutions service lines. The Company operates in one reportable operating segment: managed care. Revenue is recognized when control of the promised services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. As the Company completes its performance obligations, which are described in greater detail below, it has an unconditional right to consideration pursuant to the Company's contracts. Generally, the Company's accounts receivable are expected to be collected in 30 days in accordance with the underlying payment terms.

Patient Management Service Line

The patient management service line provides services primarily related to workers' compensation claims management and case management. This service line also includes additional services such as accident and health claims programs. Each claim referred by the customer is considered an additional optional purchase of claims management services under the agreement with the customer. The transaction price is readily available from the contract and is fixed for each service. Revenue is recognized over time as services are provided and performance obligations are satisfied through efforts expended to research, investigate, evaluate, document, and report the claim and control of these services is transferred to the customer. Revenue is recognized based on historical claim closure rates and claim type by utilizing a portfolio approach based on time elapsed for these claims, which is generally between three and fifteen months. The Company believes this approach reasonably reflects the transfer of the claims management services to its customers.

The Company's obligation to manage claims and cases under patient management service line contracts range from less than one year to multiple years. The term of these contracts are typically one year; however, many of these contracts contain auto-renewal provisions leading the Company's customer relationships to span multiple years. Under certain claims management agreements, the Company receives consideration from a customer at contract inception prior to transferring services to the customer, however, the Company would begin performing services immediately. The period between a customer's payment of consideration and the completion of the promised services is generally less than one year. There is no difference between the amount of promised consideration and the cash selling price of the promised services. The fee is billed upfront by the Company in order to provide customers with simplified and predictable ways of purchasing the Company's services.

The patient management service line also offers the services of case managers who provide administration services by proactively managing medical treatment for claimants while also facilitating an understanding of and participation in their rehabilitation process. Revenue for case management services is recognized over time as the performance obligations are satisfied through the effort expended to manage the medical treatment for claimants and control of these services is transferred to the customer. Case management services are generally billed based on time incurred, are considered variable consideration, and revenue is recognized at the amount in which the

Company has the right to invoice for services performed. The Company believes this approach reasonably reflects the transfer of the case management service to the customer.

Network Solutions Service Line

The network solutions service line consists primarily of medical bill review and third-party services. Medical bill review services provide an analysis of medical charges for customers' claims to identify opportunities for savings. Revenue from medical bill review services is recognized at a point in time when control of the service is transferred to the customer, based upon the transfer of the results of the medical bill review service to the customer as this is the most accurate depiction of the transfer of the service to the customer. Medical bill review revenue is variable, generally based on performance metrics set forth in the underlying contracts. Each period, the Company bases its revenue estimates on a contract-by-contract basis. The Company makes its best estimate using amounts the Company has earned and expects to be collected using historical averages and other factors to project such revenues. Variable consideration is recognized when the Company concludes it is probable that a significant revenue reversal will not occur in future periods.

Third-party services revenue includes pharmacy, directed care services and other services, and includes amounts received from customers compensating the Company for certain third-party costs associated with providing its integrated network solutions services. The Company is considered the principal in these transactions as it directs the third party, controls the specified service and the pricing, performs program utilization review, directs payment to the provider, accepts the financial risk of loss associated with services rendered and combines the services provided into an integrated solution, as specified within the Company's customer contracts. The Company has the ability to influence contractual fees with customers and possesses the financial risk of loss in certain contractual obligations. These factors indicate that the Company is the principal and therefore required to recognize gross revenue and operating expense from service-partner fees within the Company's consolidated statements of income.

The following table presents revenues disaggregated by service line for the fiscal years ended March 31, 2025, 2024 and 2023:

	2025	2024	2023
Patient management services	$ 581,192,000	$ 529,995,000	$ 478,751,000
Network solutions services	314,397,000	265,316,000	239,811,000
Total services	$ 895,589,000	$ 795,311,000	$ 718,562,000

Arrangements with Multiple Performance Obligations

The Company offers multiple services under its patient management and network solutions service lines. While it provides a menu of offerings from which its customers may choose to purchase, the Company typically has one performance obligation per customer. The Company always provides its customers with an option to contract additional services. The price of each service is separate and distinct to each customer. Pricing is generally consistent for each service irrespective of the other services or quantities requested by the customer.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivables, unbilled receivables, and contract liabilities (reported as deferred revenues) on the Company's consolidated balance sheets. Unbilled receivables are unconditionally due to the Company for services already rendered, except for physical invoicing and the passage of time. Invoicing requirements vary by customer contract, but substantially all unbilled revenues are billed within one year.

	March 31, 2025	March 31, 2024
Billed receivables	$ 65,323,000	$ 58,936,000
Allowance for expected credit losses	(7,690,000)	(4,245,000)
Unbilled receivables	46,493,000	42,417,000
Accounts receivable, net	$ 104,126,000	$ 97,108,000

When the Company receives consideration from a customer prior to transferring services to the customer under the terms of certain claims management agreements, it records deferred revenues on the Company's consolidated balance sheets, which represents a contract liability.

Certain services, such as claims management, are provided under fixed-fee service agreements and require the Company to manage claims over a contract period, typically for one year with the option for auto renewal, with the fixed fee renewing on the anniversary date of such contracts. The Company recognizes deferred revenues as revenues when it performs services and transfers control of the services to the customer and satisfies the performance obligation which it determines utilizing a portfolio approach. For all fixed fee service agreements, revenues are straight-lined and recognized over the expected service periods by type of claim.

The table below presents the deferred revenues balance and the significant activity affecting deferred revenues during the fiscal year ended March 31, 2025:

	March 31, 2025
Beginning balance at April 1, 2024	$ 29,961,000
Additions	71,754,000
Revenue recognized from beginning of period	(27,611,000)
Revenue recognized from additions	(43,295,000)
Ending balance at March 31, 2025	$ 30,809,000

Remaining Performance Obligations

As of March 31, 2025, the Company had $30.8 million of remaining performance obligations related to claims and non-claims services for which the price is fixed. Remaining performance obligations consist of deferred revenues. The Company expects to recognize approximately 99% of its remaining performance obligations as revenues within one year and expects to recognize the remaining balance as revenues thereafter. See the discussion below regarding the practical expedients elected for the disclosure of remaining performance obligations.

Costs to Obtain a Contract

The Company has an internal sales force compensation program where remuneration is based solely on the revenues recognized in the period and does not represent an incremental cost to the Company, which provides a future benefit expected to be longer than one year and would meet the criteria to be capitalized and presented on the Company's consolidated balance sheets.

Practical Expedients Elected

As a practical expedient, the Company does not adjust the consideration in a contract for the effects of a significant financing component. It expects, at contract inception, that the period between a customer's payment of consideration and the transfer of promised services to the customer will be one year or less.

For patient management services that are billed on a time-and-expense incurred or per unit basis and for which revenue is recognized over time, the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The Company does not disclose the value of remaining performance obligations for (i) contracts that the Company recognizes revenue for the amount it has the right to invoice for services performed, and (ii) contracts with variable consideration allocated entirely to a single performance obligation.

Note 3 — Stock Options and Stock-Based Compensation

Under the Company's Restated Omnibus Incentive Plan (formerly the Restated 1988 Executive Stock Option Plan) ("the Plan") as in effect at March 31, 2025, options exercisable for up to 61,845,000 shares of the Company's common stock may be granted over the life of the Plan to key employees, non-employee directors, and consultants at exercise prices not less than the fair market value of the common stock on the date of grant. Options granted under the Plan are non-statutory stock options and generally vest 25% one year from the date of grant, with the remaining 75% vesting ratably each month for the next 36 months. The options granted to employees and the Company's Board of Directors expire at the end of five years and ten years from date of grant, respectively. All options granted in fiscal 2025 and 2024 were granted with an exercise price equal to the fair value of the Company's common stock on the grant date.

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The Company uses historical data, among other factors, to estimate the expected volatility, the expected dividend yield, and the expected option life. The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures. The risk-free rate is based on the interest rate paid on a U.S. Treasury issue with a term similar to the estimated life of the option.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for the fiscal years ended March 31, 2025, 2024 and 2023:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Expected volatility	32%	34%	36%
Risk free interest rate	3.89% to 4.59%	3.91% to 4.65%	2.73% to 4.36%
Dividend yield	0.0%	0.0%	0.0%
Weighted average option life	3.9 to 4.0 years	4.0 to 4.1 years	4.2 to 4.3 years

For the fiscal years ended March 31, 2025, 2024 and 2023, the Company recorded share-based compensation expense of $5,714,000, $4,982,000, and $5,559,000, respectively. The table below shows the amounts recognized in the financial statements for the fiscal years ended March 31, 2025, 2024 and 2023.

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Cost of revenue	$ 2,794,000	$ 2,797,000	$ 2,566,000
General and administrative	2,920,000	2,185,000	2,993,000
Total cost of stock-based compensation included in income before income taxes	5,714,000	4,982,000	5,559,000
Amount of income tax benefit recognized	(1,256,000)	(987,000)	(1,210,000)
Amount charged to net income	$ 4,458,000	$ 3,995,000	$ 4,349,000
Effect on basic earnings per share	$ 0.09	$ 0.08	$ 0.08
Effect on diluted earnings per share	$ 0.09	$ 0.08	$ 0.08

The following table summarizes information for all stock options for the fiscal years March 31, 2025, 2024 and 2023:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Options outstanding – beginning of fiscal year	1,469,181	1,955,571	2,171,628
Options granted	115,225	179,700	504,900
Options exercised	(364,422)	(603,879)	(627,903)
Options cancelled/forfeited	(34,257)	(62,211)	(93,054)
Options outstanding – end of fiscal year	1,185,727	1,469,181	1,955,571
During the fiscal year, weighted average exercise price of:			
Options granted	$ 101.18	$ 68.92	$ 53.14
Options exercised	$ 34.27	$ 26.77	$ 21.07
Options cancelled/forfeited	$ 57.57	$ 52.61	$ 46.79
At the end of fiscal year:			
Price range of outstanding options	$11.05-$110.18	$11.05-$78.45	$11.05-$65.72
Weighted average exercise price per share	$ 51.07	$ 43.13	$ 36.03
Options available for future grants	1,775,459	1,856,427	1,973,916
Exercisable options	740,454	807,759	959,109

The following table summarizes the status of stock options outstanding and exercisable at March 31, 2025:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Outstanding Options – Weighted Average Exercise Price	Exercisable Options – Number of Exercisable Options	Exercisable Options – Weighted Average Exercise Price
$11.05 to $29.23	337,577	2.14	$ 22.42	337,577	$ 22.42
$29.24 to $52.00	358,978	2.53	48.86	219,751	47.56
$52.01 to $66.85	330,661	3.23	62.32	169,138	61.84
$66.86 to $110.18	158,511	5.05	93.60	13,988	74.20
Total	1,185,727	2.95	$ 51.07	740,454	$ 39.87

The following table summarizes the status of all outstanding options at March 31, 2025, and changes during the fiscal year then ended:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value as of March 31, 2025
Options outstanding, March 31, 2024	1,469,181	$ 43.13		
Granted	115,225	101.18		
Exercised	(364,422)	34.27		
Cancelled – forfeited	(32,523)	58.05		
Cancelled – expired	(1,734)	48.09		
Options outstanding, March 31, 2025	1,185,727	$ 51.07	2.95	$ 72,213,987
Options vested and expected to vest	1,094,300	$ 50.12	2.94	$ 67,679,221
Ending exercisable	740,454	$ 39.87	2.43	$ 53,389,590

The weighted average fair value of options granted during fiscal 2025, 2024 and 2023 was $33.64, $25.16, and $18.78, respectively. The total intrinsic value of options exercised during fiscal years 2025, 2024 and 2023 was $24,182,000, $29,230,000, and $21,094,000 respectively.

Included in the above-noted stock option grants and stock compensation expense are performance-based stock options which vest only upon the Company's achievement of certain earnings per share targets on a calendar year basis, as determined by the Company's Board of Directors. These options were valued in the same manner as the time-based options. However, the Company only recognizes stock compensation expense to the extent that the targets are determined to be probable of being achieved, which triggers the vesting of the performance options. During the fiscal years ended March 31, 2025, 2024 and 2023, the Company recognized stock compensation expense for performance-based options in the amount of $1,715,000, $1,199,000, and $1,961,000, respectively.

The Company received $10,317,000, $9,266,000, and $10,856,000 of cash receipts from the exercise of stock options during fiscal 2025, 2024 and 2023, respectively. As of March 31, 2025, $6,765,000 of total unrecognized compensation costs related to stock options is expected to be recognized over a weighted average period of 3 years.

Note 4 — Property and Equipment

Property and equipment, net consisted of the following at March 31, 2025 and 2024:

	2025	2024
Computer software	$ 234,459,000	$ 213,145,000
Office equipment and computers	65,429,000	66,608,000
Land, building and improvements	11,047,000	11,123,000
Leasehold improvements	22,607,000	18,010,000
	333,542,000	308,886,000
Less: accumulated depreciation and amortization	(241,490,000)	(222,994,000)
	$ 92,052,000	$ 85,892,000

Depreciation expense totaled $29,152,000, $25,829,000 and $24,696,000 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Note 5 — Accounts and Income Taxes Payable and Accrued Liabilities

Accounts and income taxes payable consisted of the following at March 31, 2025 and 2024:

	2025	2024
Accounts payable	$ 15,422,000	$ 16,410,000
Income taxes payable	1,370,000	221,000
	$ 16,792,000	$ 16,631,000

Accrued liabilities consisted of the following at March 31, 2025 and 2024:

	2025	2024
Payroll, payroll taxes and employee benefits	$ 30,971,000	$ 26,291,000
Customer deposits	101,472,000	88,142,000
Accrued professional service fees	11,004,000	9,838,000
Self-insurance accruals	3,276,000	3,818,000
Deferred revenue	30,809,000	29,961,000
Operating lease liabilities	8,126,000	8,864,000
Other	1,586,000	954,000
	$ 187,244,000	$ 167,868,000

Note 6 — Income Taxes

The income tax provision consisted of the following for the fiscal years ended March 31, 2025, 2024 and 2023:

	2025	2024	2023
Current — Federal	$ 23,985,000	$ 17,463,000	$ 14,745,000
Current — State	6,833,000	4,707,000	5,357,000
Subtotal	30,818,000	22,170,000	20,102,000
Deferred — Federal	(4,594,000)	(2,828,000)	(1,321,000)
Deferred — State	(565,000)	(493,000)	(592,000)
Subtotal	(5,159,000)	(3,321,000)	(1,913,000)
	$ 25,659,000	$ 18,849,000	$ 18,189,000

The following is a reconciliation of the income tax provision from the statutory federal income tax rate to the effective rate for the fiscal years ended March 31, 2025, 2024 and 2023:

	2025	2024	2023
Income taxes at federal statutory rate	$ 25,373,000	$ 19,971,000	$ 17,757,000
State income taxes, net of federal benefit	4,937,000	3,369,000	3,890,000
Uncertain tax positions	9,000	(22,000)	(77,000)
Stock-based compensation and §162(m) limitation	(3,687,000)	(3,961,000)	(3,098,000)
Permanent items and tax credits	(568,000)	(480,000)	(384,000)
Adjustments to returns as filed	(420,000)	67,000	163,000
Valuation allowance	15,000	(95,000)	(62,000)
	$ 25,659,000	$ 18,849,000	$ 18,189,000

Deferred tax assets and liabilities at March 31, 2025 and 2024 are, as follows:

	2025	2024
Deferred tax assets:		
Accrued liabilities not currently deductible	$ 8,363,000	$ 7,181,000
Allowance for expected credit losses	1,947,000	1,076,000
Stock-based compensation	2,808,000	2,489,000
Deferred lease liability	7,094,000	7,917,000
Capitalized research and development expenditures	5,826,000	4,124,000
Other	541,000	497,000
Deferred tax assets	26,579,000	23,284,000
Deferred tax liabilities:		
Excess of book over tax basis of fixed assets	(4,645,000)	(5,758,000)
Intangible assets	(4,905,000)	(4,922,000)
Right-of-use asset	(5,267,000)	(6,075,000)
Accrued revenue	(2,350,000)	(2,284,000)
Other	(456,000)	(464,000)
Total deferred tax liabilities	(17,623,000)	(19,503,000)
Valuation allowance	(252,000)	(236,000)
Deferred tax liabilities	(17,875,000)	(19,739,000)
Net deferred tax assets (liabilities)	$ 8,704,000	$ 3,545,000

Prepaid income taxes are $0 at March 31, 2025, and $2,169,000 at March 31, 2024.

A reconciliation of the financial statement recognition and measurement of uncertain tax positions during the current fiscal year is as follows:

Balance as of March 31, 2024	$ 145,000
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	65,000
Reductions for tax positions related to the current year	—
Reductions for tax positions of prior years	(47,000)
Balance as of March 31, 2025	$ 163,000

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During the fiscal years ended March 31, 2025, 2024 and 2023, the Company recognized approximately $(9,000), $(14,000) and $(13,000) in interest and penalties, respectively. As of March 31, 2025, 2024 and 2023, accrued interest and penalties related to uncertain tax positions were $31,000, $40,000 and $54,000, respectively.

The tax fiscal years from 2019-2024 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Note 7 — Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (as amended, "ESPP") which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e. March 31 and September 30) at a purchase price which is 95% of the closing sale price of shares as quoted on NASDAQ on the last day of such purchase period. Employees are allowed to contribute up to 20% of their gross pay. A maximum of 8,550,000 shares have been authorized for issuance under the ESPP. As of March 31, 2025, 7,517,839 shares had been issued pursuant to the ESPP. Summarized ESPP information is as follows:

	2025	2024	2023
Employee contributions	$ 749,000	$ 681,000	$ 676,000
Shares acquired	7,129	9,534	13,371
Average purchase price	$ 105.05	$ 71.40	$ 50.54

Note 8 — Treasury Stock

During each of the three fiscal years ended March 31, 2025, the Company continued to repurchase shares of its common stock under a program originally approved by the Company's Board of Directors in 1996. Including a 3,000,000 share expansion authorized in November 2022 by the Company's Board of Directors, the total number of shares of common stock authorized to be repurchased over the life of the program is 117,000,000 shares of common stock. Purchases may be made from time to time depending on market conditions and other relevant factors. During fiscal 2025, the Company effected the three-for-one forward stock split. All prior period share, equity award and per share amounts and calculations in these consolidated financial statements and elsewhere in this annual report have been retroactively adjusted to reflect the stock split. The share repurchases for the fiscal years ended March 31, 2025, 2024 and 2023 and cumulatively since inception of the authorization, are as follows:

	2025	2024	2023	Cumulative
Shares repurchased	377,154	645,939	1,794,723	114,476,691
Cost	$ 37,605,000	$ 45,710,000	$ 93,675,000	$ 831,510,000
Average price	$ 99.71	$ 70.76	$ 52.19	$ 7.26

During the period subsequent to March 31, 2025, through the date of filing this annual report, the Company repurchased 46,715 shares for $5.2 million, or an average of $112.34 per share. The repurchased shares were recorded as treasury stock, at cost, and are available for general corporate purposes. The repurchases were primarily financed from cash generated from operations and from cash proceeds from the exercise of stock options.

Note 9 – Leases

The Company determines if an arrangement contains a lease at contract inception. The Company's current lease agreements have remaining lease terms between 1 and 8 years. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the unpaid lease payments as of the lease commencement date. Key estimates and judgments include how the Company determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) the lease term, and (3) lease payments.

Accounting Standard Codification ("ASC") 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Company cannot determine the interest rate implicit in the lease because it does not have access to the lessor's estimated residual value or the amount of the lessor's deferred initial direct costs. Therefore, the Company generally uses its incremental borrowing rate as the discount rate for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Company does not generally borrow on a collateralized basis, it uses quoted interest rates obtained from financial institutions as an input to derive an appropriate incremental borrowing rate, adjusted for the amount of the lease payments, the lease term, and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.

The Company's lease agreements may include options to extend the lease following the initial term. At the time of adopting ASC 842, the Company determined that it was reasonably certain it would exercise the option to renew; accordingly, these options were considered in determining the initial lease term. The Company elected the practical expedient of hindsight in determining the option to renew. The Company has since reassessed the assumption of the renewal term and determined that due to the aftermath of the COVID-19 pandemic, the Company expects more of its workforce to be working from home permanently. Therefore, expecting a reduction in overall square footage of office space needs, the Company no longer believes it is reasonably certain it will exercise most of its options to renew, and therefore, has removed the renewal term from several lease obligations. The subsequent re-measurement reduced the right-of-use asset and related lease liability on the consolidated balance sheet, but had an immaterial impact on the income statement.

For lease agreements entered into or reassessed after the adoption of ASC 842, the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

Variable lease payments associated with the Company's leases are recognized upon occurrence of the event, activity, or circumstance in the lease agreement on which those payments are assessed.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The components of lease expenses are as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Operating lease expense	$ 9,070,000	$ 9,989,000	$ 12,259,000
Finance lease expense	80,000	86,000	92,000
Short-term lease expense	114,000	114,000	16,000
Variable lease expense	665,000	559,000	555,000
Total lease expenses	$ 9,929,000	$ 10,748,000	$ 12,922,000

The following table presents the lease related assets and liabilities recorded on the Company's consolidated balance sheets related to its operating leases at March 31, 2025 and March 31, 2024:

	March 31, 2025	March 31, 2024
Right-of-use asset, net	$ 20,825,000	$ 24,058,000
Short-term lease liability	$ 8,126,000	$ 8,864,000
Long-term lease liability	19,953,000	22,533,000
Total lease liabilities	$ 28,079,000	$ 31,397,000
Weighted average remaining lease term	4.01 years	4.11 years
Weighted average finance lease term	0.25 year	1.25 years
Weighted average discount rate	4.5%	3.7%

Supplemental cash flow information related to operating leases for fiscal years ended March 31, 2025 and 2024 were as follows:

	March 31, 2025	March 31, 2024
Cash paid for amounts included in the measurement of operating lease liabilities	$ 9,151,000	$ 8,692,000
Operating lease liabilities arising from obtaining ROU assets	$ 46,954,000	$ 53,617,000
Finance lease liabilities arising from obtaining ROU assets	$ 358,000	$ 358,000
Additions to ROU assets resulting from additions to operating lease liabilities	$ 4,555,000	$ 6,247,000

As of March 31, 2025, maturities of operating and financing lease liabilities for each of the next five years and thereafter are as follows:

2026	$ 9,161,000
2027	7,368,000
2028	6,451,000
2029	4,208,000
2030	2,275,000
Thereafter	1,475,000
Total lease payments	30,938,000
Less interest	(2,859,000)
Total lease liabilities	$ 28,079,000

As of March 31, 2025, the Company has approximately $1.1 million of additional operating lease commitments that have not yet commenced. This lease commences in May 2025 and has lease terms of 5 years.

Note 10 — Contingencies and Legal Proceedings

From time to time, the Company is involved in litigation arising in the ordinary course of business. Although the results of these ordinary course matters cannot be predicted with certainty, we believe that the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

Note 11 — Retirement Savings Plan

The Company maintains a retirement savings plan for its employees, which is a qualified plan under Section 401(k) of the Internal Revenue Code. Full-time employees that meet certain requirements are eligible to participate in the plan. Employer contributions are made annually, primarily at the discretion of the Company's Board of Directors. Contributions of $1,696,000, $1,505,000 and $1,315,000 were charged to operations for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Note 12 — Segment Reporting

The Company operates as one operating segment, and the Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM reviews segment financial information presented on a consolidated basis, including revenue, gross profit and operating expenses, and considers budget-to-actual variances for the purposes of making operating decisions, assessing financial performance and allocating resources.

The Company derives the majority of its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, automobile insurance claims and group health insurance benefits. Patient management services include claims administration, utilization review, medical case management, and vocational rehabilitation. Network solutions services include fee schedule auditing, hospital bill auditing, coordination of independent medical examinations, diagnostic imaging review services and preferred provider referral services. The percentages of revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2025, 2024 and 2023 are listed below.

	2025	2024	2023
Patient management services	64.9%	66.6%	66.6%
Network solutions services	35.1%	33.4%	33.4%
	100.0%	100.0%	100.0%

The Company's management is structured geographically with regional vice presidents who are responsible for all services provided by the Company in his or her particular region and responsible for the operating results of the Company in multiple states. These regional vice presidents have area and district managers who are also responsible for all services provided by the Company in their given area and district.

Under ASC 280-10, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: (i) the nature of products and services, (ii) the nature of the production processes, (iii) the type or class of customer for their products and services, and (iv) the methods used to distribute their products or provide their services. The Company believes each of the Company's regions meet these criteria as they provide similar managed care services to similar customers using similar methods of production and distribution. All of the Company's regions perform both patient management and network solutions services.

Because the Company believes it meets each of the criteria set forth above and each of the Company's regions has similar economic characteristics, the Company aggregates its results of operations in one reportable operating segment.

The following table presents the financial information for the Company's one reportable and operating segment for fiscal years ended March 31, 2025, 2024 and 2023:

	2025	2024	2023
Revenues	$ 895,589,000	$ 795,311,000	$ 718,562,000
Less:			
Labor expenses	445,701,000	406,422,000	361,555,000
Direct product expenses	269,471,000	258,489,000	232,446,000
Depreciation and amortization expenses	29,536,000	26,252,000	25,121,000
Income tax provision	25,659,000	18,849,000	18,189,000
Other items [1]	30,057,000	9,047,000	14,886,000
Net income	$ 95,165,000	$ 76,252,000	$ 66,365,000

[1] Includes other operating costs (such as marketing and maintenance expenses), net gain (loss) on asset sales and disposals and other costs.

Note 13 — Other Intangible Assets

Other intangible assets consisted of the following at March 31, 2025:

Item	Life		Cost		Fiscal 2025 Amortization Expense		Accumulated Amortization at March 31, 2025		Cost, Net of Accumulated Amortization at March 31, 2025
Covenant Not to Compete	5 years	$	775,000	$	—	$	775,000	$	—
Customer Relationships	18-20 years		7,922,000		383,000		7,484,000		438,000
Third Party Administrator Licenses	15 years		204,000		—		204,000		—
Total		$	8,901,000	$	383,000	$	8,463,000	$	438,000

Other intangible assets consisted of the following at March 31, 2024:

Item	Life		Cost		Fiscal 2024 Amortization Expense		Accumulated Amortization at March 31, 2024		Cost, Net of Accumulated Amortization at March 31, 2024
Covenant Not to Compete	5 years	$	775,000	$	—	$	775,000	$	—
Customer Relationships	18-20 years		7,922,000		421,000		7,101,000		821,000
Third Party Administrator Licenses	15 years		204,000		2,000		204,000		—
Total		$	8,901,000	$	423,000	$	8,080,000	$	821,000

Amortization expense is expected to be $175,000 in fiscal 2026, $174,000 in fiscal 2027, $42,000 in fiscal 2028, $18,000 in fiscal 2029, $18,000 in fiscal 2030, and $11,000 thereafter.

Fiscal Year Revenue vs. Net Income



Fiscal Year Revenue
Net Income

Millions per Year

$900

$750

$600

$450

$300

$150

$0

2001

2025

Earnings Per Share



Return on Equity



Q4 Weighted Average Shares

Millions per Year



Annual Revenue Per Q4 Weighted Shares



Corporate Address

CorVel Corporation
5128 Apache Plume Rd. Suite 400
Fort Worth, Texas 76109
Phone: 888.7.corvel

Transfer Agent & Registrar

Computershare Investor Services
Canton, Massachusetts

Counsel

Stradling, Yocca Carlson & Rauth, P.C.
Newport Beach, California

Independent Auditors

Haskell & White LLP
Irvine, California

Stock Symbol

The common stock of CorVel Corporation is traded on the NASDAQ Global Select Market under the stock symbol CRVL.

Form 10K

CorVel Corporation Annual Report on Form 10K filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

Investor Relations

CorVel Corporation
1920 Main Street, Suite 900,
Irvine, California 92614
Phone: 888.7.corvel

www.corvel.com/company/investors/

